UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November, 2017

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 13

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

NORTEL INVERSORA S.A.

ITEM
1.	Unaudited Condensed Consolidated Financial Statements as of September 30, 2017

NORTEL INVERSORA S.A.

NORTEL INVERSORA S.A.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2017

NORTEL INVERSORA S.A.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2017 AND 2016

INDEX

Operating and financial review and prospects as of September 30, 2017
Unaudited condensed consolidated financial statements
Unaudited consolidated statements of financial position
Unaudited consolidated income statements
Unaudited consolidated statements of comprehensive income
Unaudited consolidated statements of changes in equity
Unaudited consolidated statements of cash flows
Notes to the unaudited condensed consolidated financial statements
Limited review report on condensed interim consolidated financial statements

NORTEL INVERSORA S.A.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2017

(In millions of Argentine pesos or as expressly indicated)

1. General considerations

As required by CNV regulations, the Company has prepared its consolidated financial statements as of September 30, 2017 under IFRS. Additional information is given in Note 1 to the consolidated financial statements.

2. Company’s and Telecom Group’s activities for the nine-month periods ended September 30, 2017 (“9M17”) and 2016 (“9M16”)

Total revenues and other income for 9M17 amounted to $47,324 (+21.8% vs. 9M16), operating costs – including depreciations, amortizations and disposal and impairment of PP&E – amounted to $38,330 (+14.9% vs. 9M16), operating income before depreciation and amortization amounted to $14,222 (+39.7% vs. 9M16) – representing 30.1% of consolidated revenues –, operating income amounted to $8,994 (+63.7% vs. 9M16) and net income amounted to $5,675 (+128.5% vs. 9M16). Net income attributable to Nortel amounted to $3,117 in 9M17 (+128.9% vs. 9M16).

			Variation
	9M17	9M16	$	%
Revenues	47,263	38,818	8,445	21.8
Other income	61	36	25	69.4
Operating costs without depreciation and amortization	(33,102)	(28,673)	(4,429)	15.4
Operating income before depreciation and amortization	14,222	10,181	4,041	39.7
Depreciation and amortization	(5,133)	(4,485)	(648)	14.4
Disposal and impairment of PP&E	(95)	(202)	107	(53.0)
Operating income	8,994	5,494	3,500	63.7
Financial results, net	(269)	(1,654)	1,385	(83.7)
Income before income tax expense	8,725	3,840	4,885	127.2
Income tax expense	(3,050)	(1,356)	(1,694)	124.9
Net income	5,675	2,484	3,191	128.5

Attributable to:
Nortel (Controlling Company)	3,117	1,362	1,755	128.9
Non-controlling interest	2,558	1,122	1,436	128.0
	5,675	2,484	3,191	128.5

Basic and diluted earnings per share attributable to Nortel
On Ordinary shares	298.51	130.44
On preferred Class “B” shares	1,037.66	453.42

•                Revenues

During 9M17 consolidated total revenues increased 21.8% (+$8,445 vs. 9M16) amounting to $47,263 mainly fueled by the outbound mobile services provided by Personal and Voice and Internet fixed services.

			Variation
	9M17	9M16	$	%
Services
Voice	6,119	4,328	1,791	41.4
Internet	5,621	4,351	1,270	29.2
Data	2,595	2,133	462	21.7
Subtotal Fixed Services	14,335	10,812	3,523	32.6
Outbound	22,118	18,043	4,075	22.6
Inbound	1,949	1,168	781	66.9
Other	1,197	1,086	111	10.2
Subtotal Personal Mobile Services	25,264	20,297	4,967	24.5
Outbound	1,789	1,426	363	25.5
Inbound	101	95	6	6.3
Other	157	244	(87)	(35.7)
Subtotal Núcleo Mobile Services	2,047	1,765	282	16.0
Total service revenues	41,646	32,874	8,772	26.7
Equipment
Fixed Services	294	78	216	276.9
Personal Mobile Services	5,250	5,649	(399)	(7.1)
Núcleo Mobile Services	73	217	(144)	(66.4)
Total equipment revenues	5,617	5,944	(327)	(5.5)

Total revenues	47,263	38,818	8,445	21.8

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2017

I

NORTEL INVERSORA S.A.

Services revenues amounted to $41,646 (+26.7% vs. 9M16) and represented 88.1% of consolidated revenues (vs. 84.7% in 9M16). Equipment revenues decreased 5.5%, amounting to $5,617 and represented 11.9% of consolidated revenues (vs. 15.3% in 9M16).

Fixed Services

During 9M17, services revenues generated by this segment amounted to $14,335 (+$3,523 or 32.6% vs. 9M16), where Voice revenues have grown the most (+$1,791 or +41.4% vs. 9M16), followed by Internet services (+$1,270 or +29.2% vs. 9M16).

Voice revenues (including the net revenues generated by the subsidiary Telecom USA amounting $212) reached $6,119 in 9M17 (+41.4% vs. 9M16). The increase was mainly due to the increase in plans prices.

Internet service revenues amounted to $5,621 in 9M17 (+29.2% vs. 9M16) as a result of the increase in the average plans prices. As a consequence, the Internet average monthly revenue per user (“ARPU”) amounted to $350.1 pesos per month in 9M17 vs. $260.4 pesos per month in 9M16 (+34.4%). As of September 30, 2017, the number of ADSL subscribers amounted to approximately 1,746,000. The churn rate per month amounted to 1.4% in 9M17 (vs. 1.5% in 9M16).

Data revenues (including the revenues generated by the subsidiary Telecom USA of $12) amounted to $2,595 (+$462 vs. 9M16). These revenues were generated focusing on Telecom Argentina’s position as an integrated TICs provider (Datacenter, VPN, among others) for wholesale and government segments. The increase was primarily due to the variation of the $/US$ exchange rate related to agreements settled in such foreign currency and to the increase in the number of Innovation services’ customers.

Personal Mobile Services

During 9M17, total services revenues amounted to $25,264 (+$4,967 or 24.5% vs. 9M16), being the principal business segment in revenues terms (60.7% and 61.7% of services consolidated revenues in 9M17 and 9M16, respectively). Personal reached 19.0 million subscribers in Argentina (-4.4% vs. 9M16). Approximately 66% of the subscriber base is prepaid subscribers and 34% is postpaid subscribers (including “Abono fijo” and Mobile Internet subscribers’ dongles).

The main ratios were:

•                 The churn rate per month amounted to 2.9% in 9M17 (vs. 2.7% in 9M16).

•                 ARPU amounted to $139.0 pesos per month in 9M17 (vs. $108.3 pesos per month in 9M16), representing a 28.3% increase.

•                 Other income generated by mobile Internet services amounted to $12,353 (+$4,856 or +64.8% vs. 9M16), fueled by new offers aimed at content consumption, the migration of subscribers to higher value service plans and the increase in subscribers holding 3G and 4G handsets, which enhance Internet usage.

Outbound mobile services revenues amounted to $22,118 in 9M17 (+$4,075 or +22.6% vs. 9M16). The increase was mainly due to higher monthly charges prices in the postpaid and “Abono fijo” subscriber base and to the increase of the online recharges in the prepaid subscriber base.

Inbound mobile services revenues (including CPP and TLRD) amounted to $1,949 (+$781 or +66.9% vs. 9M16). This increase is mainly related to the higher price per minute of CPP services, representing an increase in CPP services revenues, which were partially offset by a decrease in traffic volumes. In addition TLRD average price per minute and interconnection traffic volumes increased.

Other mobile services revenues amounted to $1,197 (+$111 or 10.2% vs. 9M16) mainly due to the increase in reconnection charges, which were partially offset by a decrease in international roaming traffic.

Núcleo Mobile Services

This segment generated services revenues equivalent to $2,047 during 9M17 (+$282 or 16.0% vs. 9M16) mainly due to the Internet revenues increase related to the increase of browsing generated by subscribers with mobile equipment prepared for that purpose. As of September 30, 2017, Núcleo’s subscriber base reached 2.5 million customers. Prepaid and postpaid subscribers (including “Plan Control” subscribers and mobile Internet subscribers) represented 83% and 17% in 9M17, respectively.

Internet revenues amounted to $931 (+32.1% vs. 9M16) and represented 45.5% of Núcleo Mobile Services segment services revenues (vs. 39.9% in 9M16).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2017

II

NORTEL INVERSORA S.A.

Equipment

Revenues from equipment amounted to $5,617, -$327 or -5.5% vs. 9M16. This decrease is mainly related to the Personal Mobile Services with a decrease of $399 vs. 9M16 due to lower handsets sold (-15.0% vs. 9M16) partially offset by higher handset’s sale prices (+9.0% vs. 9M16).

•                Operating costs

Consolidated operating costs –including depreciations, amortizations and disposal and impairment of PP&E– totaled $38,330 in 9M17, which represents an increase of $4,970 or +14.9% vs. 9M16. The increase in costs is mainly a consequence of higher revenues, higher expenses related to competition in mobile and Internet businesses, higher direct and indirect labor costs on the cost structure of the Telecom Group in Argentina, the increase in fees for services related to higher supplier prices, the increase in taxes, higher provisions, the increase in bad debt expenses and higher depreciations and amortizations, partially offset by the decrease in the cost of equipment and handsets, the decrease of VAS costs and the decrease in agent commissions.

			Variation		Variation in $ by segment
	9M17	9M16	$	%	Fixed Serv.	Personal M. Serv.	Núcleo M. Serv.	Nortel
Employee benefit expenses and severance payments	(9,163)	(7,218)	(1,945)	26.9	(1,534)	(400)	(11)	-
Interconnection costs and other telecommunication charges	(2,295)	(1,954)	(341)	17.5	(40)	(311)	10	-
Fees for services, maintenance, materials and supplies	(4,771)	(3,592)	(1,179)	32.8	(843)	(288)	(45)	(3)
Taxes and fees with the Regulatory Authority	(4,416)	(3,809)	(607)	15.9	(252)	(342)	(23)	10
Commissions	(3,416)	(3,841)	425	(11.1)	(18)	470	(27)	-
Agent commissions capitalized as SAC	731	1,046	(315)	(30.1)	(44)	(269)	(2)	-
Cost of equipment and handsets	(4,696)	(4,725)	29	(0.6)	(107)	(54)	190	-
Cost of equipment and handsets capitalized as SAC	58	94	(36)	(38.3)	-	(13)	(23)	-
Advertising	(769)	(548)	(221)	(40.3)	(77)	(146)	2	-
Cost of VAS	(690)	(1,142)	452	(39.6)	(12)	512	(48)	-
Provisions	(357)	(106)	(251)	236.8	(48)	(202)	(1)	-
Bad debt expenses	(920)	(844)	(76)	9.0	(53)	(42)	19	-
Other operating expenses	(2,398)	(2,034)	(364)	17.9	(168)	(173)	(21)	(2)
Subtotal	(33,102)	(28,673)	(4,429)	15.4	(3,196)	(1,258)	20	5
Depreciation of PP&E	(3,702)	(3,087)	(615)	19.9	(286)	(273)	(56)	-
Amortization of SAC and service connection charges	(1,160)	(1,087)	(73)	6.7	31	(122)	18	-
Amortization of other intangible assets	(271)	(311)	40	(12.9)	-	45	(5)	-
Disposal and impairment of PP&E	(95)	(202)	107	(53.0)	(32)	140	(1)	-
Total operating costs	(38,330)	(33,360)	(4,970)	14.9	(3,483)	(1,468)	(24)	5

The costs breakdown is as follows:

Employee benefit expenses and severance payments

Employee benefit expenses and severance payments amounted to $9,163 (+$1,945 or +26.9% vs. 9M16). The increase was mainly due to increases in salaries agreed by Telecom Argentina with several trade unions for the unionized employees and also to non-unionized employees, together with related social security charges. With a total headcount of 15,513 by the end of 9M17, (vs. 16,246 employees in 9M16), lines in service per employee reached 357 in the Fixed Services segment (similar to the amount of 9M16), subscribers per employee reached 4,352 in the Personal Mobile Services segment (+4.3% vs. 9M16) and subscribers per employee reached 6,388 (+2.4% vs. 9M16) in the Núcleo Mobile Services segment.

Interconnection costs and other telecommunication charges

Interconnection costs and other telecommunication charges (including charges for TLRD, Roaming, Interconnection costs, cost of international outbound calls and lease of circuits) amounted to $2,295 (+$341 or +17.5% vs. 9M16). The increase was mainly due to higher TLRD partially offset by a decrease in roaming costs.

Fees for services, maintenance, materials and supplies

Fees for services, maintenance, materials and supplies amounted to $4,771, +$1,179 or +32.8% vs. 9M16. The increase was mainly due to higher maintenance costs of radio bases in the mobile services segments, as a result of the variation in the $/US$ exchange rate, an increase in technical assistance cost of radio bases, higher system licenses costs, higher costs of sites location and higher storage costs. There were also increases in other maintenance costs and fees for services, mainly due to higher costs recognized to suppliers in all segments.

Taxes and fees with the Regulatory Authority

Taxes and fees with the Regulatory Authority (including turnover tax, fees with the Regulatory Authority, IDC, municipal and other taxes) amounted to $4,416 (+15.9% vs. 9M16), influenced mainly by the increase in revenues of fixed and mobile services and by the increase of the IDC related to higher collections and payments to suppliers, partially offset by lower fees with the regulatory authority.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2017

III

NORTEL INVERSORA S.A.

Commissions

Commissions (including Agent, distribution of prepaid cards and other commissions) amounted to $3,416 (-$425 or -11.1% vs. 9M16). The decrease was mainly due to the decrease in Agents’ commissions as well as a decrease in collection commissions, CPP commissions and others.

On the other hand, agent commissions capitalized as SAC amounted to $731, -$315 or -30.1% vs. 9M16.

Cost of equipment and handsets

Cost of equipment and handsets amounted to $4,696 (-$29 or -0.6% vs. 9M16) mainly due to the decrease in the units of handsets sold in the Núcleo Mobile Services segment, partially offset by the increase in the Personal Mobile Services segment, as a consequence of the increase in the average unit cost of sales (+21% vs. 9M16) partially offset by a decrease in handsets sold (-15% vs. 9M16).

On the other hand, SAC deferred costs from handsets sold amounted to $58, -$36 or -38.3% vs. 9M16.

Advertising

Advertising amounted to $769 (+$221 vs. 9M16). This increase was due to the new advertising campaigns launched by Telecom Group during 2017, especially media advertising.

Cost of VAS

Cost of VAS amounted to $690 (-$452 or -39.6% vs. 9M16). The decrease was mainly due to the decrease of VAS sales in the Personal Mobile Services segment, as a consequence of the content suppliers depuration carried out within the content business general reorganization realized by Personal in 2016.

Provisions

Provisions amounted to $357, +$251 vs. 9M16, mainly due to higher labor claims (+$140 vs. 9M16) and higher civil and commercial claims (+$107 vs. 9M16).

Bad debt expenses

Bad debt expenses amounted to $920 (+$76 or +9.0% vs. 9M16), representing approximately 1.9% and 2.2% of the consolidated revenues in 9M17 and 9M16, respectively. The main increase is observed from the Fixed Services segment (amounting to $53) as a consequence of higher aging of the accounts receivable provisioned, in accordance with the accounting policy of the Group.

Other operating costs

Other operating costs amounted to $2,398 (+$364 or +17.9% vs. 9M16). The increase was mainly due to higher prices on related services recognized to suppliers in the operations in Argentina and the increase of rent prices (+$207 or +37.0% vs. 9M16), as a result of new agreements and the renegotiation of some of the existing ones.

•               Operating income before depreciation and amortization

Operating income before depreciation and amortization amounted to $14,222 in 9M17 (+$4,041 or 39.7% vs. 9M16), representing 30.1% of consolidated revenues in 9M17 (vs. 26.2% in 9M16). This growth was mainly fueled by the Fixed Services segment (+$824 or +37.4% vs. 9M16) and the Mobile Services segments (+$3,212 or +40.1% vs. 9M16).

Operating income before depreciation and amortization generated by equipment and handset sales (including SAC capitalization) amounted to $979 in 9M17 vs. $1,313 in 9M16 (-$334 or -25.4% vs. 9M16), while operating income before depreciation and amortization generated by services sales amounted to $13,243 in 9M17 vs. $8,868 in 9M16 (+$4,375 or +49.3% vs. 9M16).

Depreciation and amortization

Depreciation and amortization amounted to $5,133 (+$648 or +14.4% vs. 9M16). The increase in depreciation and amortization includes $615 from PP&E depreciation and $73 from amortization of SAC and service connection costs, partially offset by a decrease of $40 from amortization of intangible assets without SAC. The increase in depreciation and amortization corresponds 39% to the Fixed Services segment and 61% to the Mobile Services segments.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2017

IV

NORTEL INVERSORA S.A.

Disposal and impairment of PP&E

Disposal and impairment of PP&E amounted to $95 in 9M17 (-$107 vs. 9M16), of which $29 are generated by the Fixed Services segment and $66 are generated by the Mobile Services segments.

•                Operating income

Operating income amounted to $8,994 in 9M17 (+$3,500 or 63.7% vs. 9M16). The margin over consolidated revenues represented 19.0% in 9M17 (vs. 14.2% in 9M16). This growth was mainly fueled by the Personal Mobile Services segment (+$2,844 or +62.0% vs. 9M16) and the Fixed Services segment (+$537 or +64.8% vs. 9M16).

•                Financial results, net

Net financial results resulted in a net loss of $269, representing a lower loss of $1,385 vs. 9M16. The lower loss was mainly due to lower foreign currency exchange losses (+$185 vs. 9M16), higher interests on receivables (+$294 vs. 9M16), higher investments results (+$441 vs. 9M16) and lower interests on loans (+$541 vs. 9M16).

•                Net income

Nortel reached a net income of $5,675 in 9M17, +$3,191 or +128.5% as compared to 9M16, representing 12.0% of the consolidated revenues in 9M17 (vs. 6.4% in 9M16). Net income attributable to Nortel amounted to $3,117 in 9M17, +$1,755 or +128.9% as compared to 9M16.

•                Net financial position

As of September 30, 2017, consolidated net financial asset (Cash and Cash Equivalents plus financial investments plus financial NDF minus financial debt) amounted to $541, showing an increase of $7,094 as compared to the consolidated net financial debt as of September 30, 2016 (amounting to $6,553). This variation was mainly due to an increase in the generation of cash from operating activities of the Telecom Group. As of September 30, 2017, the Fixed Services segment has a net financial asset of $66, the Personal Mobile Services segment has a net financial asset of $661 and the Núcleo Mobile Services segment has a net financial debt of $224. Nortel has a net financial asset of $38.

•                Capital expenditures (CAPEX)

CAPEX composition for 9M17 and 9M16 is as follows:

	In millions of $		% of participation		Variation
	9M17	9M16	9M17	9M16	$	%
Fixed Services	3,206	2,660	48%	35%	546	21
Personal Mobile Services	3,145	4,564	47%	59%	(1,419)	(31)
Núcleo Mobile Services	287	475	5%	6%	(188)	(40)
Total CAPEX	6,638	7,699	100%	100%	(1,061)	(14)

PP&E CAPEX amounted to $5,745 and intangible assets CAPEX amounted to $893 in 9M17, while in 9M16 amounted to $6,403 and $1,296, respectively.

In relative terms, CAPEX represented 14.0% of consolidated revenues in 9M17 (19.8% in 9M16), and were intended mainly for the external wiring and network access, transmission and switching equipment, computer equipment and SAC.

PP&E and intangible assets additions (CAPEX plus materials additions) for 9M17 and 9M16 are as follows:

	In millions of $		% of participation		Variation
	9M17	9M16	9M17	9M16	$	%
Fixed Services	4,721	3,269	58%	38%	1.452	44
Personal Mobile Services	3,155	4,845	39%	56%	(1,690)	(35)
Núcleo Mobile Services	293	478	3%	6%	(185)	(39)
Total additions	8,169	8,592	100%	100%	(423)	(5)

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2017

V

NORTEL INVERSORA S.A.

Main PP&E CAPEX projects are related to the expansion of fixed broadband services in order to improve transmission and speed offered to customers; deployment of 3G and 4G services to support the growth of mobile Internet, improvement of the quality service together with the launch of innovative VAS services and the expansion of transmission and transport networks to meet the growing demand of services of our fixed and mobile customers. Also, significant investments have also been made in the pricing, billing and customer relationship systems.

3. The Company’s and Telecom Group’s activities for the three-month periods ended September 30, 2017 (“3Q17”) and 2016 (“3Q16”)

Nortel’s net income amounted to $2,050 in 3Q17, +$1,294 or +171.2% vs. 3Q16. Net income attributable to Nortel amounted to $1,120 in 3Q17 (+$708 or +171.8% vs. 3Q16).

Total revenues and other income increased 24.8% vs. 3Q16 and operating income before depreciation and amortization amounted to $4,894 (+$1,461 or +42.6% vs. 3Q16), representing 29.3% of the consolidated revenues (vs. 25.6% in 3Q16). Operating income amounted to $3,159 (+$1,370 or +76.6% vs. 3Q16). Financial results, net amounted to a loss of $14 (a lower loss of $605 vs. 3Q16), while income tax expenses amounted to $1,095 (+$681 or +164.5% vs. 3Q16).

			Variation
	3Q17	3Q16	$	%
Revenues	16,719	13,412	3,307	24.7
Other income	22	7	15	214.3
Operating costs without depreciation and amortization	(11,847)	(9,986)	(1,861)	18.6
Operating income before depreciation and amortization	4,894	3,433	1,461	42.6
Depreciation and amortization	(1,741)	(1,591)	(150)	9.4
Disposal and impairment of PP&E	6	(53)	59	n/a
Operating income	3,159	1,789	1,370	76.6
Financial results, net	(14)	(619)	605	(97.7)
Income before income tax expense	3,145	1,170	1,975	168.8
Income tax expense	(1,095)	(414)	(681)	164.5
Net income	2,050	756	1,294	171.2

Attributable to:
Nortel (Controlling Company)	1,120	412	708	171.8
Non-controlling interest	930	344	586	170.3
	2,050	756	1,294	171.2

Basic and diluted earnings per share attributable to Nortel
On Ordinary shares	107.26	39.46
On preferred Class “B” shares	372.85	137.16

During 3Q17 consolidated revenues increased 24.7% (+$3,307 vs. 3Q16) amounting to $16,719, mainly fueled by Personal Mobile Outbound Services and the Fixed Services segment.

			Variation
	3Q17	3Q16	$	%
Services
Voice	2,143	1,577	566	35.9
Internet	1,952	1,513	439	29.0
Data	909	731	178	24.4
Subtotal Fixed Services	5,004	3,821	1,183	31.0
Outbound	7,718	6,255	1,463	23.4
Inbound	626	443	183	41.3
Other	428	441	(13)	(2.9)
Subtotal Personal Mobile Services	8,772	7,139	1,633	22.9
Outbound	689	510	179	35.1
Inbound	37	33	4	12.1
Other	54	94	(40)	(42.6)
Subtotal Núcleo Mobile Services	780	637	143	22.4
Total service revenues	14,556	11,597	2,959	25.5

Equipment
Fixed Services	269	13	256	n/a
Personal Mobile Services	1,871	1,711	160	9.4
Núcleo Mobile Services	23	91	(68)	(74.7)
Total equipment revenues	2,163	1,815	348	19.2

Total revenues	16,719	13,412	3,307	24.7

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2017

VI

NORTEL INVERSORA S.A.

Consolidated operating costs –including depreciation, amortization and disposal and impairment of PP&E– amounted to $13,582 in 3Q17, which represented an increase of $1,952 or +16.8% vs. 3Q16. The increase in costs is mainly a consequence of a higher revenues, higher expenses related to competition in mobile and Internet businesses, higher direct and indirect labor costs on the cost structure in Argentina, the increase in fees for services related to higher supplier prices, the increase in taxes, higher cost of equipment and handsets, the increase in advertising, and higher depreciations and amortizations, partially offset by lower bad debt expenses, cost of VAS and commissions charges.

			Variation
	3Q17	3Q16	$	%
Employee benefit expenses and severance payments	(3,282)	(2,780)	(502)	18.1
Interconnection costs and other telecommunication charges	(763)	(624)	(139)	22.3
Fees for services, maintenance, materials and supplies	(1,803)	(1,250)	(553)	44.2
Taxes and fees with the Regulatory Authority	(1,546)	(1,311)	(235)	17.9
Commissions	(1,098)	(1,317)	219	(16.6)
Agent commissions capitalized as SAC	216	372	(156)	(41.9)
Cost of equipment and handsets	(1,890)	(1,586)	(304)	19.2
Cost of equipment and handsets capitalized as SAC	21	38	(17)	(44.7)
Advertising	(290)	(177)	(113)	63.8
Cost of VAS	(224)	(350)	126	(36.0)
Provisions	(98)	(25)	(73)	292.0
Bad debt expenses	(245)	(326)	81	(24.8)
Other operating expenses	(845)	(650)	(195)	30.0
Subtotal	(11,847)	(9,986)	(1,861)	18.6
Depreciation of PP&E	(1,267)	(1,105)	(162)	14.7
Amortization of SAC and service connection charges	(381)	(381)	-	-
Amortization of other intangible assets	(93)	(105)	12	(11.4)
Disposal and impairment of PP&E	6	(53)	59	n/a
Total operating costs	(13,582)	(11,630)	(1,952)	16.8

CAPEX amounted to $2,615 in 3Q17 and amounted to $3,204 in 3Q16.

4. Summary of comparative consolidated statements of financial position

	September 30,
	2017	2016	2015	2014	2013
Current assets	19,162	13,014	9,734	8,645	10,100
Non-current assets	38,912	30,597	24,360	16,423	11,848
Total assets	58,074	43,611	34,094	25,068	21,948
Current liabilities	20,524	21,584	14,528	8,844	7,649
Non-current liabilities	11,772	3,056	2,889	2,129	2,052
Total liabilities	32,296	24,640	17,417	10,973	9,701
Equity attributable to Nortel (Controlling Company)	13,964	10,513	9,116	7,820	6,645
Equity attributable non-controlling interest	11,814	8,458	7,561	6,275	5,602
Total Equity	25,778	18,971	16,677	14,095	12,247
Total liabilities and equity	58,074	43,611	34,094	25,068	21,948

5. Summary of comparative consolidated income statements

	3Q17	3Q16	3Q15	3Q14	3Q13	9M17	9M16	9M15	9M14	9M13
Revenues and other income	16,741	13,426	10,098	8,608	7,127	47,324	38,852	28,605	24,223	19,853
Operating costs	(13,582)	(11,637)	(8,792)	(7,387)	(5,932)	(38,330)	(33,358)	(24,166)	(20,394)	(16,605)
Operating income	3,159	1,789	1,306	1,221	1,195	8,994	5,494	4,439	3,829	3,248
Financial results, net	(14)	(619)	(70)	80	161	(269)	(1,654)	(167)	242	375
Income before income tax expense	3,145	1,170	1,236	1,301	1,356	8,725	3,840	4,272	4,071	3,623
Income tax expense	(1,095)	(414)	(439)	(454)	(480)	(3,050)	(1,356)	(1,497)	(1,393)	(1,279)
Net income	2,050	756	797	847	876	5,675	2,484	2,775	2,678	2,344
Other comprehensive income, net of tax	55	34	(37)	-	54	152	274	(86)	233	83
Total comprehensive income	2,105	790	760	847	930	5,827	2,758	2,689	2,911	2,427

Attributable to Nortel (Controlling Company)	1,141	425	433	466	490	3,167	1,460	1,501	1,549	1,289
Attributable to non-controlling interest	964	365	327	381	440	2,660	1,298	1,188	1,362	1,138

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2017

VII

NORTEL INVERSORA S.A.

6. Statistical data (in physical units)

❖            Fixed services (in thousands, except for lines in service per employees)

	9M17		9M16		9M15		9M14		9M13
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter

Lines in service	3,838	(23)	3,946	(28)	4,054	(10)	4,106	3	4,124	10

ADSL subscribers	1,746	11	1,800	2	1,804	18	1,750	24	1,669	35

Lines in service per employee (a)	357	-	357	-	373	-	370	-	373	-

a)            Line in services / effective employees,

❖            Mobile services

Personal (in thousands, except for subscriber per employee disclosed in units)

	9M17		9M16		9M15		9M14		9M13
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Post-paid subscribers (i)	2,047	(80)	2,132	10	2,069	6	2,210	(93)	2,450	12

“Abono fijo” plans (i)	4,370	71	4,278	(22)	4,092	82	3,915	62	3,749	106

Prepaid subscribers (ii)	12,530	(485)	13,384	(38)	13,164	(49)	13,451	44	13,374	469

Dongles (iii)	83	(5)	107	(6)	119	(13)	191	(22)	282	(39)

Total subscribers	19,030	(499)	19,901	(56)	19,444	26	19,767	(9)	19,855	548

Lines per employee	4,352	-	4,172	-	3,884	-	3,935	-	3,839	-

(i)                Lines which are paid through customer billing,

(ii)              Prepaid lines which were refilled at least once in the last 13 months,

(iii)            Corresponds to mobile Internet subscribers with post-paid, “Abono fijo”, and prepaid contracts,

Núcleo (in thousands, except for subscriber per employee disclosed in units)

	9M17		9M16		9M15		9M14		9M13
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Post-paid subscribers (i)	22	-	22	(4)	29	-	30	1	30	1

“Plan control” subscribers (i)	351	(14)	392	(6)	361	16	311	3	290	12

Prepaid subscribers (ii)	2,059	(10)	2,038	(6)	2,020	(1)	1,943	39	1,925	19

Dongles (iii)	40	(1)	75	(12)	114	(4)	136	(5)	157	(5)

Subtotal mobile	2,472	(25)	2,527	(28)	2,524	11	2,420	38	2,402	27

Internet subscribers - Wimax	5	-	5	-	6	-	5	-	5	(1)

Total subscribers	2,477	(25)	2,532	(28)	2,530	11	2,425	38	2,407	26

Lines per employee (iv)	6,388	-	6,240	-	6,186	-	5,817	-	5,547	-

(i)                Lines which are paid through customer billing,

(ii)              Prepaid lines which were refilled at least once in the last 13 months,

(iii)            Corresponds to mobile Internet subscribers with post-paid, “Plan control” and prepaid contracts,

(iv)            Internet Wimax subscribers are not included,

7. Consolidated ratios

	9M17	9M16	9M15	9M14	9M13
Liquidity (1)	0.93	0.60	0.67	0.98	1.32
Solvency (2)	0.80	0.77	0.96	1.28	1.26
Locked-up capital (3)	0.67	0.70	0.71	0.66	0.54

(1)              Current assets/Current liabilities,

(2)              Total equity/Total liabilities,

(3)              Non-current assets/Total assets,

8. Outlook

Fiscal year 2017 is developing in a more favorable macroeconomic context than previous years. We expect moderate economic growth rates for 2017 amounting to approximately 3% (GDP in real terms), with inflation rates that should be close to 22% per year. Also, the Telecom Group is confident that the demand of its products and services will remain at good levels, especially those related to Internet use, and in particular of those related to innovative offers associated with convergence at home, which the Group will continue launching in order to provide to most of the customers with the benefits of hiring its services in their home, company or by enjoying the wide access levels of Personal services. The Group will continue working to enrich its offer with products and services to encourage the increase of its ARPU in all business segments, with pricing policies segmented to the possibilities of each type of customer, without neglecting global profitability of its business.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2017

VIII

NORTEL INVERSORA S.A.

Analyzing the evolution of the business service by service, it is expected that fixed telephony evolution will continue in line with recent year’s global trend, influenced by market maturity. Relating to the fixed access Internet service, in order to continue with home Internet improving, Ultra Broad Band (high bandwidth or UBB) will continue to be developed through technologies based on fiber optic in different network points, what will allow the customers in the near future to access to speeds over 100 Mgs.

Personal will continue working focusing on service quality and the nationwide deployment of the 4G LTE network, improving coverage and network speed. Mobile Broadband services will also be expanded with new frequencies and more investments, continuing with technological reconversion and the expansion of the network capacity, obtaining LTE capacity in over than 80% of its sites.

For the high value mobile segment, we continue improving the user experience, working in simplifying customers’ management and attention, through more flexible and differential processes.

For prepaid subscribers, we will continue working on a social network-oriented offer, coupled with real-time campaigns that promote prepaid subscribers base and improve ARPU of such subscribers.

Also, convergent offers will continue to be developed by providing the customers with Internet services, fixed and mobile calls, with differential benefits for a joint services subscription. According to this, the convergent operator status and the market positioning in each country region will be enhanced.

For the corporate segment, efforts will continue to focus on the provision of converged solutions, with a portfolio that will provide customers with next-generation Datacenter services as well as value-added services associated with cloud computing and security solutions.

As disclosed in the consolidated financial statements, it is expected that the Regulatory Authority provides soon the necessary authorizations to implement the corporate integration of Telecom Argentina, and thereby facilitate the services convergence and the improvement of the relating commercial processes.

The Telecom Group will continue working on its goal of promoting operational excellence, looking for a better use of the Group’s physical, human and technological resources, so as to continue meeting the profitability expectations of its investors. In order to achieve this goal, it was developed an ambitious multi-year business plan that foresees the implementation of an investment plan in last generation fixed and mobile network targeted to a convergent ICT market.

Finally, on August 31, 2017 the Shareholders’ Meeting of Telecom Argentina and Cablevisión S.A. have approved the Preliminary Merger Agreement subscribed on June 30, 2017 to merge their corporate and operational structures in order to become a convergent telecommunication supplier and participate in the sector opening, provided by the Argentine regulation for January 2018. In line with these actions, on October 31, 2017 the Chairmen of both companies signed the Final Merger Agreement, ad referendum of the ENACOM authorizations that may correspond under Decree No. 267/15.

The proposed transaction is part of a convergence global process in the provision of fixed and mobile telecommunications services, video and Internet distribution known as “cuádruple play”. This operation will allow the merged company to become a leader in convergent solutions to fulfill the digital people life and to facilitate the digital companies operations. The combination of the two companies will boost investment in the latest infrastructure of mobile technologies as well as the deployment of a high-speed fiber optic network.

The strategy implemented by Telecom Argentina’s Management outlines the necessary basis for the Telecom Group to pursue its continuous goals of improving service quality, strengthening its market positioning and adequately reward the invested capital of those who finance its businesses. This strategy and the important plan of investments in capital assets are based on this vision of future and on the commitment of the Telecom Group with our country and its people.

Baruki González
Chairman of the Board of Directors

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2017

IX

NORTEL INVERSORA S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions of Argentine pesos)

		September 30,	December 31,
	Note	2017	2016
ASSETS
Current Assets
Cash and cash equivalents	2	6,235	4,002
Investments	2	1,941	1,751
Trade receivables	2	7,824	7,577
Other receivables	2	1,211	1,012
Inventories	2	1,951	1,278
Total current assets		19,162	15,620
Non-Current Assets
Trade receivables	2	16	208
Other receivables	2	410	362
Income tax assets	2	823	680
Investments	2	4,136	347
Property, plant and equipment (“PP&E”)	2	26,333	23,165
Intangible assets	2	7,194	7,592
Total non-current assets		38,912	32,354
TOTAL ASSETS		58,074	47,974
LIABILITIES
Current Liabilities
Trade payables	2	10,661	8,981
Deferred revenues	2	818	443
Financial debt	2	2,816	3,266
Salaries and social security payables	2	2,072	1,611
Income tax payables	2	2,491	727
Other taxes payables	2	1,169	1,149
Dividends payable	2	20	-
Other liabilities	2	95	76
Provisions	6	382	271
Total current liabilities		20,524	16,524
Non-Current Liabilities
Trade payables	2	169	152
Deferred revenues	2	409	445
Financial debt	2	8,995	8,646
Salaries and social security payables	2	180	184
Deferred income tax liabilities	2	189	571
Income tax payables	2	3	7
Other liabilities	2	212	170
Provisions	6	1,615	1,352
Total non-current liabilities		11,772	11,527
TOTAL LIABILITIES		32,296	28,051
EQUITY
Equity attributable to Nortel (Controlling Company)		13,964	10,797
Equity attributable to non-controlling interest		11,814	9,126
TOTAL EQUITY (see Unaudited Condensed Consolidated Statement of Changes in Equity)	7	25,778	19,923
TOTAL LIABILITIES AND EQUITY		58,074	47,974

The accompanying notes are an integral part of these consolidated financial statements,

Baruki González
Chairman of the Board of Directors

NORTEL INVERSORA S.A.

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS

(In millions of Argentine pesos, except per share data in Argentine pesos)

		Three-month periods ended September 30,		Nine-month periods ended September 30,
	Note	2017	2016	2017	2016
Revenues	2	16,719	13,412	47,263	38,818
Other income	2	22	7	61	36
Total revenues and other income		16,741	13,419	47,324	38,854
Employee benefit expenses and severance payments	2	(3,282)	(2,780)	(9,163)	(7,218)
Interconnection costs and other telecommunication charges	2	(763)	(624)	(2,295)	(1,954)
Fees for services, maintenance, materials and supplies	2	(1,803)	(1,250)	(4,771)	(3,592)
Taxes and fees with the Regulatory Authority	2	(1,546)	(1,311)	(4,416)	(3,809)
Commissions	2	(882)	(945)	(2,685)	(2,795)
Cost of equipment and handsets	2	(1,869)	(1,548)	(4,638)	(4,631)
Advertising	2	(290)	(177)	(769)	(548)
Cost of VAS	2	(224)	(350)	(690)	(1,142)
Provisions	6	(98)	(25)	(357)	(106)
Bad debt expenses	2	(245)	(326)	(920)	(844)
Other operating expenses	2	(845)	(650)	(2,398)	(2,034)
Depreciation and amortization	2	(1,741)	(1,591)	(5,133)	(4,485)
Disposal and impairment of PP&E	2	6	(53)	(95)	(202)
Operating income		3,159	1,789	8,994	5,494
Finance income	2	759	146	1,780	629
Finance expenses	2	(773)	(765)	(2,049)	(2,283)
Income before income tax expense		3,145	1,170	8,725	3,840
Income tax expense	2	(1,095)	(414)	(3,050)	(1,356)
Net income for the period		2,050	756	5,675	2,484

Attributable to:
Nortel (Controlling Company)		1,120	412	3,117	1,362
Non-controlling interest		930	344	2,558	1,122
		2,050	756	5,675	2,484

Earnings per share attributable to Nortel – basic and diluted	1.d
Ordinary shares		107.26	39.46	298.51	130.44
Class “B” Preferred Shares		372.85	137.16	1.037.66	453.42

The accompanying notes are an integral part of these consolidated financial statements,

Baruki González
Chairman of the Board of Directors

NORTEL INVERSORA S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of Argentine pesos)

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2017	2016	2017	2016

Net income for the period	2,050	756	5,675	2,484

Other components of the Statements of Comprehensive Income
Will be reclassified subsequently to profit or loss
Currency translation adjustments (no effect on Income Tax)	47	34	181	282
Subsidiaries’ NDF effects classified as hedges	8	-	(29)	(8)
Other components of the comprehensive income, net of tax	55	34	152	274

Total comprehensive income for the period	2,105	790	5,827	2,758

Attributable to:
Nortel (Controlling Company)	1,141	425	3,167	1,460
Non-controlling interest	964	365	2,660	1,298
	2,105	790	5,827	2,758

The accompanying notes are an integral part of these consolidated financial statements,

Baruki González
Chairman of the Board of Directors

NORTEL INVERSORA S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of Argentine pesos)

	Equity attributable to Nortel (Controlling Company)
	Capital stock (1)		Inflation adjustment of capital stock	Share issue premiums (1)	Subsidiary’s treasury shares acquisition effect (2)	Legal reserve	Voluntary reserve for future cash dividends payments	Special reserve for IFRS implementation	Other comprehensive income	Retained earnings	Total	Equity attributable to non-controlling interest	Total Equity
	Common stock	Preferred shares

Balances as of January 1, 2016	53	15	108	15	(155)	180	7,000	204	294	1,891	9,605	8,048	17,653
Reserve for future cash dividends payments (3)	-	-	-	-	-	-	1,891	-	-	(1,891)	-	-	-
Dividends from Telecom Argentina (4)	-	-	-	-	-	-	-	-	-	-	-	(888)	(888)
Dividends (5)	-	-	-	-	-	-	(380)	-	-	-	(380)	-	(380)
Dividends (6)	-	-	-	-	-	-	(172)	-	-	-	(172)	-	(172)
Comprehensive income:
Net income for the period	-	-	-	-	-	-	-	-	-	1,362	1,362	1,122	2,484
Other comprehensive income	-	-	-	-	-	-	-	-	98	-	98	176	274
Total Comprehensive Income	-	-	-	-	-	-	-	-	98	1,362	1,460	1,298	2,758

Balances as of September 30, 2016	53	15	108	15	(155)	180	8,339	204	392	1,362	10,513	8,458	18,971

Balances as of January 1, 2017	53	15	108	15	(155)	180	8,339	204	386	1,652	10,797	9,126	19,923

Dividends from Núcleo (7)	-	-	-	-	-	-	-	-	-	-	-	(35)	(35)
Reserve for future cash dividends payments (8)	-	-	-	-	-	-	1,652	-	-	(1,652)	-	-	-
Tuves Paraguay acquisition (9)	-	-	-	-	-	-	-	-	-	-	-	63	63
Comprehensive income:
Net income for the period	-	-	-	-	-	-	-	-	-	3,117	3,117	2,558	5,675
Other comprehensive income	-	-	-	-	-	-	-	-	50	-	50	102	152
Total Comprehensive Income	-	-	-	-	-	-	-	-	50	3,117	3,167	2,660	5,827

Balances as of September 30, 2017	53	15	108	15	(155)	180	9,991	204	436	3,117	13,964	11,814	25,778

(1) As of September 30, 2017 and 2016 all shares of common stock and Series “B” Preferred shares were issued and fully paid.

(2) See Note 7 – Equity to these consolidated financial statements.

(3) As approved by the Ordinary and Extraordinary Shareholders’ Meeting of the Company held on April 29, 2016.

(4) As approved by the Telecom Argentina’s Board of Directors Meeting held on April 29, 2016.

(5) As approved by the Company’s Board of Directors Meeting held on April 29, 2016.

(6) As approved by the Company’s Board of Directors Meeting held on August 9, 2016.

(7) As approved by the Ordinary Shareholders’ Meeting of Núcleo held on March 28, 2017.

(8) As approved by the Company’s Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2017.

(9) See Note 12.j).

The accompanying notes are an integral part of these consolidated financial statements.

Baruki González
Chairman of the Board of Directors

NORTEL INVERSORA S.A.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Argentine pesos)

		Nine-month periods ended September 30,
	Note	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period		5,675	2,484
Adjustments to reconcile net income to net cash flows provided by operating activities
Bad debt expenses	2	920	844
Allowance for obsolescence of inventories, materials and other deducted from assets	2	78	54
Depreciation of PP&E	2	3,702	3,087
Amortization of intangible assets	2	1,431	1,398
Consumption of materials	2	631	346
Disposals and impairment of PP&E		76	200
Net book value of disposals of PP&E		32	11
Provisions	6	357	106
Other financial losses		804	1,147
Income tax expense	2	3,050	1,356
Income tax paid	3	(1,849)	(1,294)
Net increase in assets	3	(1,975)	(2,728)
Net increase (decrease) in liabilities	3	2,613	(683)
Total cash flows provided by operating activities		15,545	6,328
CASH FLOWS FROM INVESTING ACTIVITIES
PP&E acquisitions	3	(7,825)	(6,808)
Intangible assets acquisitions	3	(723)	(1,317)
Proceeds on the sale of PP&E		23	13
Cash flows related to acquisition of Tuves Paraguay	3	2	-
Investments not considered as cash and cash equivalents	3	(3,271)	1,139
Total cash flows used in investing activities		(11,794)	(6,973)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from financial debt	3	2,262	4,478
Payment of financial debt	3	(3,019)	(1,231)
Payment of interest and related costs	3	(753)	(1,189)
Payment of cash dividends and related tax withholdings		(18)	(1,440)
Total cash flows (used in)/provided by financing activities		(1,528)	618

NET FOREIGN EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS		10	63

INCREASE IN CASH AND CASH EQUIVALENTS		2,233	36
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		4,002	937
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD		6,235	973

See Note 3 for additional information on the consolidated statements of cash flows.

The accompanying notes are an integral part of these consolidated financial statements.

Baruki González
Chairman of the Board of Directors

NORTEL INVERSORA S.A.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2017 AND 2016

(In millions of Argentine pesos, except as otherwise indicated)

NORTEL INVERSORA S.A.

GLOSSARY OF TERMS

The following explanations are not intended as technical definitions, but to assist the general reader to understand certain terms as used in these unaudited consolidated financial statements.

ADSL (Asymmetric Digital Subscriber Line): A type of digital subscriber line technology (DSL); a data communications technology that enables faster data transmission over copper lines than a conventional voiceband modem can provide.

BYMA (Bolsa de Comercio de Buenos Aires): The Buenos Aires Stock Exchange.

BCRA (Banco Central de la República Argentina): The Central Bank of Argentina.

CAPEX: Capital Expenditures Investments.

CNV (Comisión Nacional de Valores): The Argentine National Securities Commission.

Company or Nortel: Nortel Inversora S.A.

CONATEL (Comisión Nacional de Telecomunicaciones del Paraguay): The Regulatory Authority of Paraguay.

CPCECABA (Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires): The Professional Council of Economic Sciences of the City of Buenos Aires.

CPP: Calling Party Pays, These are the charges related to fixed telephony customer’s calls to mobile subscribers.

“Abono fijo”: Under the “Abono fijo” plans, a subscriber pays a set monthly bill and, once the contract minutes per month have been used, the subscriber can obtain additional credit by recharging the phone card through the prepaid system.

D&A: Depreciation and amortization.

DLD: Domestic long-distance.

ENACOM: The National Communications Agency.

ENARD (Ente Nacional de Alto Rendimiento Deportivo): National High Sport Performance Organization.

ENTel (Empresa Nacional de Telecomunicaciones): Argentine State Telecommunication Company, which was privatized in November, 1990.

FACPCE (Federación Argentina de Consejos Profesionales en Ciencias Económicas): Argentine Federation of Professional Councils of Economic Sciences.

FFSU or SU Fund (Fondo Fiduciario del Servicio Universal): Universal Service Fiduciary Fund.

Fintech: Fintech Telecom LLC, Sofora’s controlling company.

IAS:  International Accounting Standards.

IASB:  International Accounting Standards Board.

ICT: Information and Communication Technologies.

IDC (Impuesto a los débitos y créditos bancarios): Tax on deposits to and withdrawals from bank accounts.

IFRS:  International Financial Reporting Standards, as issued by the International Accounting Standards Board.

IGJ (Inspección General de Justicia): General Board of Corporations.

LAD (Ley Argentina Digital): Argentine Digital Law No. 27,078

Lebacs: Notes issued by the BCRA.

LGS (Ley General de Sociedades): Argentine Corporations Law No. 19,550 as amended. Since the enforcement of the new Civil and Commercial Code its name was changed to “General Corporations Law”.

Micro Sistemas: Micro Sistemas S.A.

NORTEL INVERSORA S.A.

NDF: Non-Deliverable Forward.

Núcleo: Núcleo S.A.

NYSE: New York Stock Exchange.

PCS (Personal Communications Service): A mobile communications service with systems that operate in a similar manner to cellular systems.

PEN (Poder Ejecutivo Nacional): The executive branch of the Argentine government.

Telecom Personal/Personal: Telecom Personal S.A.

Personal Envíos: Personal Envíos S.A.

PP&E:  Property, plant and equipment.

Regulatory Authority: Previously, the SC, the CNC and the AFTIC. Since the issuance of the Decree of Need and Urgency No. 267/15, the Regulatory Authority is the National Communications Agency (ENACOM).

Regulatory Bodies: Collectively, the SC and the CNC.

Roaming: a function that enables mobile subscribers to use the service on networks of operators other than the one with which they signed their initial contract. The roaming service is active when a mobile device is used in a foreign country (included in the GSM network).

RT:  Technical resolutions issued by the FACPCE.

RT 26: Technical resolution No. 26 issued by the FACPCE, amended by RT 29 and RT 43.

SAC:  Subscriber Acquisition Costs.

SC (Secretaría de Comunicaciones): The Argentine Secretary of Communications.

SEC:  Securities and Exchange Commission of the United States of America.

SMS: Short message systems.

Sofora: Sofora Telecomunicaciones S.A. Nortel’s controlling company.

SU: The availability of Basic telephone service, or access to the public telephone network via different alternatives, at an affordable price to all persons within a country or specified area.

Telecom Group / Group: Telecom Argentina and its consolidated subsidiaries.

Telecom Argentina: Telecom Argentina S.A.

Telecom Italia Group: Telecom Italia S.p.A and its consolidated subsidiaries, except where referring to the Telecom Italia Group as Telecom Argentina’s operator in which case it means Telecom Italia S.p.A and Telecom Italia International N.V.

Telecom USA: Telecom Argentina USA Inc.

TLRD (Terminación Llamada Red Destino): Termination charges from third parties’ wireless networks.

US GAAP: United States of America Generally Accepted Accounting Principles.

Tuves Paraguay: Tuves Paraguay S.A.

VAS (Value-Added Services):  Services that provide additional functionality to the basic transmission services offered by a telecommunications network such as SMS, Video streaming, Personal Video, Personal Cloud, M2M (Communication Machine to Machine), Social networks, Personal Messenger, Contents and Entertainment (content and text subscriptions, games, music ringtones, wallpaper, screensavers, etc), MMS (Mobile Multimedia Services) and Voice Mail, among others.

WAI: W de Argentina - Inversiones S.A.

NORTEL INVERSORA S.A.

NOTE 1 – BASIS OF PREPARATION OF THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES

a)           Basis of preparation and significant accounting policies

As required by the CNV for most of public companies, these consolidated financial statements have been prepared in accordance with RT 26 of FACPCE (as amended by RT 29 and RT 43) and in accordance with IFRS as issued by the IASB, as adopted by the CPCECABA.

For the preparation of these consolidated financial statements, the Company has elected to make use of the option provided by IAS 34, so, these consolidated financial statements do not include all the information required in an annual financial statement, and must be read jointly with the audited consolidated financial statements of Nortel as of December 31, 2016 and 2015, and for the years ended December 31, 2016, 2015 and 2014, included in the Nortel 2016 Form 20-F.

As of September 30, 2017, entities included in the consolidation process and the respective equity interest owned by Nortel and Telecom Argentina is presented as follows:

Subsidiaries	Percentage of capital stock owned by Nortel and voting rights (i)	Percentage of capital stock owned by Telecom Argentina and voting rights (i)	Indirect control through	Date of acquisition	Segment that consolidates (Note 4)
Telecom Argentina	(iv) 55.60%			11.08.90	Fixed Services
Personal		100.00%	Telecom Argentina	07.06.94	Personal Mobile Services
Micro Sistemas (ii)	0.01%	99.99%	Telecom Argentina	12.31.97	Fixed Services
Telecom USA		100.00%	Telecom Argentina	09.12.00	Fixed Services
Núcleo (iii)		67.50%	Personal	02.03.98	Núcleo Mobile Services
Personal Envíos (iii)		67.50%	Núcleo	07.24.14	Núcleo Mobile Services
Tuves Paraguay (v)		47.25%	Núcleo	06.30.17	Núcleo Mobile Services

(i)            Percentage of equity interest owned has been rounded.

(ii)          Dormant entity as of September 30, 2017 and December 31, 2016 and for the nine-month periods ended September 30, 2017 and 2016.

(iii)        Non-controlling interest of 32.50% is owned by the Paraguayan company ABC Telecomunicaciones S.A.

(iv)       Corresponds to Nortel’s equity interest in Telecom Argentina as of September 30, 2017, considering Telecom Argentina’s total outstanding shares Nortel’s equity interest in Telecom Argentina’s total capital amounts to 54.74% as of September 30, 2017.

(v)        Non-controlling interest of 22.75% is owned by the Paraguayan company ABC Telecomunicaciones S.A. and non-controlling interest of 30.00% is owned by TU VES S.A. Chile (See Note 12.j).

For the preparation of these consolidated financial statements, the Company followed the same accounting policies applied in the most recent annual consolidated financial statements, except for:

(i)        the accounting of the acquisition of the whole remaining shares of its subsidiary Telecom Personal (0.008%, see Note 12.c). By means of this transaction, the minority interest was adjusted in $1 and the difference between the purchase value (amounting to $4) and the minority interest was recorded into the account “Cost of equity interest increase in controlled companies” within the Consolidated Statement of Changes in Equity – Controlling Company as of September 30, 2017 in accordance with the provisions of IFRS 10.

(ii)     the accounting of the controlling interest acquisition of Tuves Paraguay, as of June 30, 2017. For this controlling interest acquisition, the provisions of IFRS 3 “Business Combination” have been followed (See Note 12.j).

These unaudited condensed interim financial statements for the nine-month period ended September 30, 2017 have not been audited. The Company’s management estimates they include all the necessary adjustments to present fairly the results of operations for each period. The results for the nine-month period ended September 30, 2017, does not necessarily reflect in proportion the Company’s results for the complete year.

The preparation of these consolidated financial statements in conformity with IFRS requires the Company’s Management to use certain critical accounting estimates. Actual results could differ from those estimates.

These consolidated financial statements (except for cash flow information) are prepared on an accrual basis of accounting. Under this basis, the effects of transactions and other events are recognized when they occur. Therefore income and expenses are recognized at fair value on an accrual basis regardless of when they are perceived or paid. When significant, the difference between the fair value and the nominal amount of income and expenses is recognized as finance income or expense using the effective interest method over the relevant period.

NORTEL INVERSORA S.A.

These consolidated financial statements have also been prepared on a going concern basis, as there is a reasonable expectation that Nortel and its subsidiaries (through Telecom Argentina as surviving company after the reorganization) will continue its operational activities in the foreseeable future (and in any event with a time horizon of more than twelve months).

Publication of these consolidated financial statements for the period ended September 30, 2017 was approved by resolution of the Board of Directors’ meeting held on November 10, 2017.

b)            Financial statement formats

The financial statement formats adopted are consistent with IAS 1, In particular:

•                  the consolidated statements of financial position have been prepared by classifying assets and liabilities according to “current and non-current” criterion. Current assets and liabilities are those that are expected to be realized within twelve months after the period-end;

•                  the consolidated income statements have been prepared by classifying operating expenses by nature of expense as this form of presentation is considered more appropriate and representative of the specific business of the Telecom Group as evaluated by the Management, and are in line with the industrial sector of telecommunications;

•                  the consolidated statements of comprehensive income include the profit or (loss) for the period as shown in the consolidated income statement and all components of other comprehensive income;

•                  the consolidated statements of changes in equity have been prepared showing separately (i) profit (loss) for the period, (ii) other comprehensive income (loss) for the period, and (iii) transactions with shareholders (controlling and non-controlling);

•                  the consolidated statements of cash flows have been prepared by presenting cash flows from operating activities according to the “indirect method”, as permitted by IAS 7.

These consolidated financial statements contain all material disclosures required under IAS 34. Some additional disclosures required by the LGS and/or by the CNV have been also included, among them, complementary information required in the last paragraph of Article 1 Chapter III Title IV of the CNV General Resolution No. 622/13. Such information is disclosed in Notes 2 and 6 to these consolidated financial statements, as admitted by IFRS.

In addition, certain non-material reclassifications have been included in the comparative figures for the nine-month period ended September 30, 2016 of the consolidated income statements under Other Income and Disposals and impairment of PP&E with the purpose of improving the comparability of information with that elaborated for the nine-month period ended September 30, 2017.

c)   Segment reporting

An operating segment is defined as a component of an entity that engages in business activities from which it may earn revenues and incur expenses, and whose financial information is available, held separately, and evaluated regularly by the Telecom Group’s Chief Executive Officer (“CEO”).

Operating segments are reported in a consistent manner with the internal reporting provided to the Telecom Group’s CEO, who is responsible for allocating resources and assessing performance of the operating segments at the net income (loss) level and under the accounting principles effective (IFRS as issued by the IASB) at each time for reporting to the Regulatory Bodies. The accounting policies applied for segment information are the same for all operating segments.

Information regarding segment reporting is included in Note 4.

d)   Net income per share

The Company computes net income per common share by dividing net income for the period attributable to Nortel (Controlling Company) by the weighted average number of common shares outstanding during the period. Diluted net income per share is computed by dividing the net income for the period by the weighted average number of common and dilutive potential common shares then outstanding during the period. Since the Company has no dilutive potential common stock outstanding, there are no dilutive earnings per share amounts.

NORTEL INVERSORA S.A.

The following tables set forth the computation of basic and diluted net income per share for the periods indicated:

	Nine-month periods ended September 30,
	2017	2016
Numerator:
Net income attributable to Nortel	3,117	1,362
Net income available to Class “B” Preferred Shares	(1,525.84)	(666.73)
Net income available to common shares	1,591.16	695.27
Denominator:
Number of common shares outstanding	5,330,400	5,330,400
Basic and diluted net income per common share	298.51	130.44

Class “B” Preferred Shares:
Numerator:
Net income available to Class “B” Preferred Shares	1,525.84	666.73
Denominator:
Number of Class “B” Preferred Shares outstanding	1,470,455	1,470,455
Basic and diluted net income per Class “B” Preferred Share	1,037.66	453.42

e)   Application of IAS 29 (Financial reporting in hyperinflationary economies)

IAS 29 establishes the conditions under which an entity shall restate its financial statements if it is located in an economic environment considered “hyperinflationary”. It should be mentioned that if the qualitative and / or quantitative characteristics to consider an economy as a “hyperinflationary” economy set out in paragraph 3 of IAS 29 occur, the restatement of financial statements must be made retroactively from the date of the revaluation used as deemed cost (in the case of Group companies located in Argentina, since February 2003) or from the acquisition date for assets acquired after that date.

The Company’s Management periodically verifies the evolution of official statistics as well as the general factors of the economic environment in the countries in which the Telecom Group operates. The Company’s Management also considers the opinion of other organizations interested in this matter: the national and international accounting profession, domestic and foreign audit firms, national and the United States’ capital market regulators, and, in particular, the International Practices Task Force (“IPTF”), aware that the conclusions to which a financial statement issuer arrives must be consistent with the vision of those organizations for an uniform application of IAS 29.

Although the standard does not establish an absolute rate at which hyperinflation is deemed to arise, usually and in accordance with the guideline of IAS 29, a cumulative inflation rate over three years approaching or exceeding 100% is used as reference considering additionally other qualitative factors related to the macroeconomic environment.

The Company analyzes the economic environment as required by the provisions of IAS 29, based on the inflation rates published by the National Institute of Statistics and Census (INDEC), following the same criteria adopted by the accounting profession in the Argentine Republic.

After declaring a state of statistical emergency in January 2016 and due to the reorganization of the INDEC structure, that agency was impelled to publish the Internal Wholesale Price Index for November and December 2015 and the Consumer Price Index for the period November 2015- April 2016. Under these circumstances, the INDEC suggested the alternative utilization of Price Indexes published by the Province of San Luis and the City of Buenos Aires, which are integral part of the National Statistic System until the INDEC publishes Price Indexes in compliance with international standards of quality. Finally, in May 2016 the INDEC published the Internal Wholesale Price Index (“IPIM”) retroactively from January 2016 while the Consumer Price Index (“IPC”) was published from May 2016. It’s worth mentioning that, as of the date of issuance of these consolidated financial statements, the INDEC has not completed the IPIM and IPC’s statistical series, despite the requirements of domestic accounting profession organizations.

Therefore, for years 2015 and 2016 the Company analysis was performed according to Consumer Price Index and Internal Wholesale Price Index published by the INDEC until October 2015 and it was complemented applying November and December 2015 Price Index published by the Province of San Luis and the City of Buenos Aires, as the INDEC suggested. Also, the company applied Price Index of the period January-April 2016 published by the Province of San Luis and the City of Buenos Aires for the calculation of the Consumer Price Index for the year 2016. It is worth mentioning that these simplified procedures as provided in paragraph 17 of IAS 29 were performed due to the unavailability of official statistics at national level.

The tables below show the evolution of these indexes in the last three years according to official statistics (INDEC), with the exceptions explained above regarding the use of alternative indexes for November and December 2015 for Consumer Price and Internal Wholesale Price and, additionally, the Consumer Price Index for the period January-April 2016:

NORTEL INVERSORA S.A.

	2014	2015	2016
		(*)	(**)
Consumer Price Index
Consumer Price Index (annual)	23.9%	20.6%	36.3%
Consumer Price Index (3 years accumulated)	52.4%	65.8%	103.7%

Internal Wholesale Price Index
Internal Wholesale Price Index (annual)	28.3%	19.2%	34.6%
Internal Wholesale Price Index (3 years accumulated)	66.5%	75.4%	105.8%

(*) Consumer Price Index and Internal Wholesale Price Index published by INDEC until October 2015 were 11.9% and 10.6% respectively, These rates (which contain ten months accumulated), were updated with November and December 2015 Consumer Price Index average rates for this two months (7.8%) published by the Province of San Luis and the City of Buenos Aires.

(**) Due to the unavailability of Consumer Price Index published by the INDEC, the Company estimated 16.6% for the period January-April 2016; this estimation is an average of the indexes published by the Province of San Luis and the City of Buenos Aires for that period. The Consumer Price Index at national level published by the INDEC for the period May-December 2016 was 16.9%,

The Annual Price Index for the last year (Consumer Price Index: 36.3%, Internal Wholesale Price: 34.6%) and three years accumulated (Consumer Price Index: 103.7%, Internal Wholesale Price: 105.8%) show high levels of inflation rates that, for the first time, exceed 100% accumulated and highlight, between other matters, the effect in the internal prices of the argentine peso devaluation since December 2015, the elimination of certain exchange restrictions, and the increase in the public services tariffs approved by the Government after been frozen for more than a decade.

According to the high inflation levels in Argentina registered in the last years, the Company’s Management has further assessed the characteristics set out in paragraph 3 of IAS 29, including (i) the quantitative condition provided in section (e) “the cumulative inflation rate over three years is approaching, or exceeds, 100%”, as well as (ii) the qualitative characteristics contained in paragraphs a) to d) of that paragraph.

From the analysis assessed as of December 31, 2016, the Company’s Management considered that the quantitative condition provided in section e) of IAS 29 has been met, while the qualitative conditions of the Argentine economy are mixed (some of them would recommend the existence of a high inflation environment and others have not substantially changed respect to previous years, when it was concluded that financial statements should not be restated). Under these circumstances, and in order to objectify the analysis, the Company’s Management gave priority to the conclusions reached by some international auditing firms to which the Company’s Management had access, which considered that, to such date, there was insufficient evidence to consider the Argentine economy as “hyperinflationary” under IAS 29 terms, Similar conclusions for US GAAP were reached by the IPTF, according to its memo issued on November 17, 2016.

An extract of the mentioned memo stated in point III,A,3(a) related to countries with projected inflation rates above 100% (accumulated over the last three years): “The Task Force is aware that in late December 2016, certain US accounting firms submitted a white paper to the SEC staff from the Office of the Chief Accountant that asserted that the firms would not require a registrant to consider Argentina’s economy as highly inflationary under US GAAP for the reporting period from October 1, 2016 to December 31, 2016. The SEC staff from the Office of the Chief Accountant, after reviewing the white paper submitted by the firms, stated that the staff would not object to a calendar year-end registrant’s determination that Argentina’s economy would not be considered highly inflationary under US GAAP for the reporting period from October 1, 2016 to December 31, 2016”. In addition, the Task Force suggests registrants to continue monitoring inflation information and other Argentine economy conditions in order to assess whether it is necessary to consider it as highly inflationary during 2017.

While there are differences in the definition of a “hyperinflationary” and “highly inflationary” environments between IFRS and US GAAP, respectively, the Company believed that the assessment of the macroeconomic situation of a country should be substantially similar under both accounting frameworks and, on this condition, considered consistent the conclusions arrived by the IPTF with those provided in the analysis assessed by international audit firms according to IFRS and US GAAP.

Additionally, while the CNV required public companies the full implementation of IFRS-as issued by the IASB- from periods beginning on January 1, 2012, Decree No. 664/03 continues to be in force as of the date of issuance of these consolidated financial statements. Through this Decree, the PEN instructed the control authorities –including the CNV- not to accept filings of restated financial statements. This legal restriction is foreseen in the current Regulations of the CNV (Title IV - Chapter III - Article 3 - paragraph 1).

NORTEL INVERSORA S.A.

Developments of the nine-month period of 2017

The publication of the INDEC inflation index for the current year has shown a decrease in inflation levels during the first nine months of 2017 as compared to 2016 (the cumulative coefficient of the CPI in the first nine months of 2017 amounts to 17.5% and IPIM to 13.5%, while the accumulated CPI coefficient for the last 36 months amounts to approximately 99.6% and the IPIM rate is approximately 87.9%). Based on the deceleration in inflation rates during the first nine months of 2017 and in the analysis performed as of December 31, 2016 described above, Telecom Argentina’s Management has concluded that no new evidence has been verified during the current period which leads to qualify the economy as highly inflationary.

Similar conclusions for US GAAP were reached by the IPTF, according to its memo issued on May 16, 2017.

An extract of the mentioned memo stated that: “Considering the guidance in ASC 830, it does not appear that Argentina would be required to be considered highly-inflationary for the reporting periods from January 1, 2017 to June 30, 2017 for calendar year-end registrants. Registrants would be expected to have appropriate controls in place to monitor Argentina’s reported inflation data throughout 2017 and consider other pertinent economic indicators to determine if and when Argentina should be considered highly-inflationary.”

For these reasons, these financial statements have not been adjusted for inflation in accordance with IAS 29. Although the above described, the Telecom Argentina’s Management will continue monitoring the characteristics and the evolution of the inflation rates in Argentina in order to comply properly with IAS 29 provisions, with special consideration of the pronouncements of argentine regulators – which as of the date are forbidden to accept the filing of financial statements restated for inflation according to Decree No. 664/03 and its supplementary standards. The Telecom Argentina’s Management will also monitor the pronouncements of foreign regulators, as well as the evaluation that the domestic and international accounting profession will perform with regards to the uniform application of IAS 29 together with other issuers that apply IFRS in the Argentine Republic.

NOTE 2 – BREAKDOWN OF THE MAIN ACCOUNTS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION	September 30,	December 31,
CURRENT ASSETS	2017	2016
a) Cash and cash equivalents
Cash	36	56
Banks	305	885
Time deposits	2,221	898
Lebacs at fair value	3,605	-
Lebacs at amortized cost	-	604
Other short-term investments	68	1,559
	6,235	4,002
b) Investments
Government bonds at fair value	346	1,456
Government bonds at amortized cost in foreign currency	350	3
Provincial government bonds at amortized cost in foreign currency	45	-
Government bonds at amortized cost – US dollar linked	281	-
Provincial and Municipal government bonds at amortized cost – US dollar linked	33	12
Provincial and Municipal government bonds at amortized cost	8	10
Other short-term investments	878	270
	1,941	1,751
c) Trade receivables
Fixed Services	1,913	1,949
Personal Mobile Services – Services sales	4,236	3,733
Personal Mobile Services – Equipment sales	1,992	2,257
Núcleo Mobile Services	213	271
Subtotal	8,354	8,210
Allowance for doubtful accounts	(530)	(633)
	7,824	7,577

Movements in the allowance for current doubtful accounts are as follows:

	Nine-month periods ended September 30,
	2017	2016
At the beginning of the year	(633)	(386)
Additions – Bad debt expenses	(920)	(844)
Uses	1,025	631
Currency translation adjustments	(2)	(2)
At the end of the period	(530)	(601)

NORTEL INVERSORA S.A.

	September 30,	December 31,
	2017	2016
d) Other receivables
Prepaid expenses	652	621
Expenses reimbursement	137	126
Tax credits	175	46
Restricted funds	46	33
Receivables for return of handsets under warranty	17	29
Guarantee deposits	10	10
PP&E disposals receivables	8	18
Tax on personal property – on behalf of shareholders	-	8
NDF (*)	45	2
Companies under Section 33 – Law No. 19,550 (Note 5.c)	1	-
Other	142	140
Subtotal	1,233	1,033
Allowance for other receivables	(22)	(21)
	1,211	1,012

(*) Include 41 of financial NDF as of September 30, 2017.

Movements in the allowance for other receivables are as follows:

	Nine-month periods ended September 30,
	2017	2016
At the beginning of the year	(21)	(25)
Additions	(1)	(1)
Uses	-	2
At the end of the period	(22)	(24)

	September 30,	December 31,
	2017	2016
e) Inventories
Mobile handsets and others	1,723	1,321
Equipment for construction projects	261	-
Fixed telephones and equipment	13	11
Subtotal	1,997	1,332
Allowance for obsolescence of inventories	(46)	(54)
	1,951	1,278

Movements in the allowance for obsolescence of inventories are as follows:

	Nine-month periods ended September 30,
	2017	2016
At the beginning of the year	(54)	(86)
Additions – Fees for services, maintenance and materials	(10)	(36)
Uses	18	42
At the end of the period	(46)	(80)

Sale and direct cost of equipment and handsets by business segment is as follows:

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2017	2016	2017	2016
Sales of equipment and handsets - Fixed Services	269	13	294	78
Cost of equipment and handsets – Fixed Services	(202)	(39)	(233)	(126)
Total equipment income (loss) – Fixed Services	67	(26)	61	(48)
Sales of equipment and handsets – Personal Mobile Services	1,871	1,711	5,250	5,649
Cost of equipment and handsets – Personal Mobile Services	(1,641)	(1,411)	(4,319)	(4,252)
Total equipment income – Personal Mobile Services	230	300	931	1,397
Sales of equipment and handsets – Núcleo Mobile Services	23	91	73	217
Cost of equipment and handsets – Núcleo Mobile Services	(26)	(98)	(86)	(253)
Total equipment loss – Núcleo Mobile Services	(3)	(7)	(13)	(36)
Total equipment and handsets sale	2,163	1,815	5,617	5,944
Total cost of equipment and handsets (net of SAC capitalization)	(1,869)	(1,548)	(4,638)	(4,631)
Total income for sale of equipment and handsets	294	267	979	1,313

NORTEL INVERSORA S.A.

	September 30,	December 31,
	2017	2016
NON-CURRENT ASSETS
f) Trade receivables
Fixed Services	3	14
Núcleo Mobile Services – Equipment sales	13	194
	16	208
g) Other receivables
Prepaid expenses	273	260
Credit on SC Resolution No. 41/07 and IDC	56	57
Restricted funds	43	33
Regulatory receivables (Paraguay)	37	27
Indemnity receivables relating Tuves Paraguay acquisition	27	-
Tax on personal property – on behalf of shareholders	31	31
Tax credits	29	28
Guarantee deposits	13	12
Other	11	19
Subtotal	520	467
Allowance for regulatory matters	(56)	(57)
Allowance for tax on personal property	(31)	(31)
Allowance for other tax credits	(17)	(17)
Allowance for regulatory receivables (Paraguay) (i)	(6)	-
(i) Included in Regulatory receivables.	410	362

Movements in the allowance for regulatory matters are as follows:

	Nine-month periods ended September 30,
	2017	2016
At the beginning of the year	(57)	(84)
Uses	1	-
At the end of the period	(56)	(84)

Movements in the allowance for tax on personal property are as follows:

	Nine-month periods ended September 30,
	2017	2016
At the beginning of the year	(31)	(31)
Additions	-	-
At the end of the period	(31)	(31)

Movements in the allowance for tax credits are as follows:

	Nine-month periods ended September 30,
	2017	2016
At the beginning of the year	(17)	(17)
Additions	-	-
At the end of the period	(17)	(17)

	September 30	December 31,
	2017	2016
h) Investments
National government bonds at amortized cost in foreign currency	3,755	255
Provincial and municipal government bonds at amortized cost in foreign currency	344	-

Provincial and municipal government bonds at amortized cost – US dollar linked	36	61
Provincial and municipal government bonds at amortized cost	-	8
Tuves Paraguay shares purchase option	-	22
2003 Telecommunications Fund	1	1
	4,136	347
i) PP&E
Land, buildings and facilities	1,502	1,310
Computer equipment and software	2,093	2,265
Switching and transmission equipment (i)	6,023	5,614
Mobile network access and external wiring	10,350	9,078
Construction in progress	3,466	2,915
Other tangible assets	780	704
Subtotal PP&E	24,214	21,886
Materials	2,608	1,629
Valuation allowance and impairment for materials	(136)	(68)
Impairment of PP&E	(353)	(282)
Total PP&E	26,333	23,165

(i) Includes tower and pole, transmission equipment, switching equipment, power equipment, equipment lent to customers at no cost and handsets lent to customers at no cost.

NORTEL INVERSORA S.A.

Movements in PP&E (without allowance and impairment for materials and impairment of PP&E) are as follows:

	Nine-month periods ended September 30,
	2017	2016
At the beginning of the year	23,515	18,218
CAPEX	5,745	6,403
Materials	1,531	893
Total PP&E additions	7,276	7,296
Tuves Paraguay acquisition	160	-
Currency translation adjustments	236	406
Consumption of materials	(631)	(346)
Decreases	(32)	(30)
Depreciation of the period	(3,702)	(3,088)
At the end of the period	26,822	22,456

Movements in the valuation allowance and impairment for materials are as follows:

	Nine-month periods ended September 30,
	2017	2016
At the beginning of the year	(68)	(52)
Additions - Fees for services, maintenance, and materials	(68)	(13)
At the end of the period	(136)	(65)

Movements in the impairment of PP&E are as follows:

	Nine-month periods ended September 30,
	2017	2016
At the beginning of the year	(282)	(203)
Additions – Impairment of PP&E	(71)	(195)
At the end of the period	(353)	(398)

	September 30,	December 31,
	2017	2016
j) Intangible assets
SAC – Fixed Services	59	96
SAC – Mobile Services	1,190	1,427
Service connection or habilitation costs	127	119
3G/4G licenses	4,861	5,105
PCS license	588	588
Rights of use and exclusivity	226	256
Customer relationship	128	1
Tuves Paraguay goodwill (Note 12.j)	2	-
Other intangible assets	13	-
	7,194	7,592

Movements in Intangible assets are as follows:

	Nine-month periods ended September 30,
	2017	2016
At the beginning of the year	7,592	7,659
CAPEX	893	1,296
Tuves Paraguay acquisition	141	-
Currency translation adjustments	11	19
Decreases	(12)	-
Amortization of the period	(1,431)	(1,398)
At the end of the period	7,194	7,576

	September 30,	December 31,
	2017	2016
CURRENT LIABILITIES
k) Trade payables
For the acquisition of PP&E	3,292	4,496
For the acquisition of other assets and services	3,982	3,424
For the acquisition of inventory	3,166	676
Companies under Section 33-Law No. 19,550 (Note 5.c)	2	-
Subtotal suppliers	10,442	8,596
Agent commissions	219	385
	10,661	8,981

NORTEL INVERSORA S.A.

	September 30,	December 31,
	2017	2016
l) Deferred revenues
On construction projects	347	-
On prepaid calling cards – Fixed and Mobile services	268	261
On mobile customer loyalty programs	108	87
On international capacity rental	52	41
On connection fees – Fixed Services	34	35
From CONATEL – Núcleo Mobile Services	-	4
Other	9	15
	818	443
m) Financial debt
Bank overdrafts – principal (Personal)	49	1,666
Bank overdrafts – principal (Telecom Argentina)	561	41
Bank loans – principal (Núcleo)	107	219
Bank loans – others - principal (Personal)	-	620
Notes – principal (Personal)	718	566
NDF	26	2
Accrued interests (Personal)	1,352	145
Accrued interests (Telecom Argentina)	2	-
Accrued interests (Núcleo)	1	7
	2,816	3,266
n) Salaries and social security payables
Annual complementary salaries, vacation and bonuses	1,553	1,103
Social security payables	372	383
Termination benefits	147	125
	2,072	1,611

o) Income tax payables
Income tax payables 2016	-	2,102
Income tax payables 2017	3,615	-
Income tax withholdings and payments in advance	(1,129)	(1,380)
Law No. 26,476 Tax Regularization Regime	5	5
	2,491	727
p) Other taxes payables
VAT, net	418	360
Tax withholdings	214	319
Internal taxes	144	138
Tax on SU	118	110
Turnover tax	104	75
Regulatory fees	80	60
Municipal taxes	63	53
Perception Decree No. 583/10 ENARD	28	26
Tax on personal property – on behalf of shareholders	-	8
	1,169	1,149
q) Dividends payable
Related parties (Note 5.c)	20	-
	20	-
r) Other liabilities
Compensation for directors and members of the Supervisory Committee	49	51
Guarantees received	18	15
Other	28	10
	95	76
NON-CURRENT LIABILITIES
s) Trade payables
For the acquisition of PP&E	169	152
	169	152
t) Deferred revenues
On international capacity rental – Fixed Services	202	252
On mobile customer loyalty programs	125	106
On connection fees – Fixed Services	82	87
	409	445

NORTEL INVERSORA S.A.

	September 30,	December 31,
	2017	2016
u) Financial debt
Notes – principal (Personal)	741	2,084
Bank loans – IFC loan - principal (Personal)	7,963	6,234
Bank loans – principal (Núcleo)	258	328
NDF	33	-
	8,995	8,646
v) Salaries and social security payables
Termination benefits	142	144
Bonuses	38	40
	180	184
w) Income tax payables
Law No. 26,476 Tax Regularization Regime	3	7
	3	7
x) Other liabilities
Pension benefits	205	164
Legal fees	4	4
Other	3	2
	212	170

y) Income tax assets and deferred income tax assets and liabilities

The Telecom Group and the Company’s income tax assets and the actions for recourse tax receivables consist of the following:

	Income tax assets			Deferred tax liabilities
As of September 30, 2017	Telecom Argentina	Telecom USA	Total	The Company	Personal	Núcleo	Total
Allowance for doubtful accounts	141	4	145	-	413	16	429
Provisions	367	-	367	-	212	-	212
PP&E	-	2	2	-	-	18	18
Inventory	-	-	-	-	77	-	77
Termination benefits	87	-	87	-	-	-	-
Deferred revenues	82	-	82	-	-	-	-
Pension benefits	72	-	72	-	-	-	-
Other deferred tax assets, net	97	-	97	-	-	1	1
Total deferred tax assets	846	6	852	-	702	35	737
PP&E	(423)	-	(423)	-	(141)	-	(141)
Intangible assets	(72)	-	(72)	-	(500)	-	(500)
Cash dividends from foreign companies	-	-	-	-	(a) (156)	(52)	(208)
Tuves Paraguay’s deferred tax liabilities, net	-	-	-	-	-	(d) (25)	(25)
Mobile handsets financed sales	-	-	-	-	(48)	-	(48)
Investments	-	-	-	(1)	-	-	(1)
Other deferred tax liabilities, net	-	-	-	-	(3)	-	(3)
Total deferred tax liabilities	(495)	-	(495)	(1)	(848)	(77)	(926)
Total deferred tax assets (liabilities), net	(b) 351	6	357	(1)	(c) (146)	(e) (42)	(189)

Actions for recourse tax receivable	466	-	466
Total income tax assets	817	6	823

(a)              Include 1 recorded in Other comprehensive income for the nine-month period ended on September 30, 2017.

(b)              Include (3) of temporary differences withdrawals related to the filing of the affidavit for the year 2016.

(c)              Include (11) of temporary differences withdrawals related to the filing of the affidavit for the year 2016.

(d)              Originated in Tuves Paraguay acquisition.

(e)              Include (4) related to Currency translation adjustments on initial balances.

	Income tax assets			Deferred tax liabilities
As of December 31, 2016	Telecom Argentina	Telecom USA	Total	The Company	Personal	Núcleo	Total
Allowance for doubtful accounts	86	2	88	-	271	16	287
Provisions	341	-	341	-	149	-	149
PP&E	-	1	1	-	-	13	13
Inventory	-	-	-	-	120	-	120
Termination benefits	82	-	82	-	-	-	-
Deferred revenues	85	-	85	-	-	-	-
Pension benefits	57	-	57	-	-	-	-
Other deferred tax assets, net	120	-	120	-	-	1	1
Total deferred tax assets	771	3	774	-	540	30	570
PP&E	(477)	-	(477)	-	(205)	-	(205)
Intangible assets	(83)	-	(83)	-	(584)	-	(584)
Cash dividends from foreign companies	-	-	-	-	(150)	(44)	(194)
Mobile handsets financed sales	-	-	-	-	(84)	-	(84)
Investments	-	-	-	(2)	(4)	-	(6)
Other deferred tax liabilities, net	-	-	-	-	(68)	-	(68)
Total deferred tax liabilities	(560)	-	(560)	(2)	(1,095)	(44)	(1,141)
Total deferred tax asset (liability), net	211	3	214	(2)	(555)	(14)	(571)

Actions for recourse tax receivable	466	-	466
Total income tax assets	677	3	680

NORTEL INVERSORA S.A.

z) Aging of assets and liabilities as of September 30, 2017

	Cash and cash equivalents	Investments	Trade receivables	Income tax assets	Other receivables
Date due
Total due	-	-	1,566	-	-
Not due
Fourth quarter 2017	6,235	1,333	5,055	-	759
First quarter 2018	-	337	620	-	198
Second quarter 2018	-	105	417	-	149
Third quarter 2018	-	166	166	-	105
October 2018 thru September 2019	-	373	16	-	195
October 2019 thru September 2020	-	474	-	-	99
October 2020 and thereafter	-	3,288	-	-	56
Not date due established	-	1	-	823	60
Total not due	6,235	6,077	6,274	823	1,621
Total	6,235	6,077	7,840	823	1,621

Balances bearing interest	5,894	6,076	1,534	-	-
Balances not bearing interest	341	1	6,306	823	1,621
Total	6,235	6,077	7,840	823	1,621

Average annual interest rate (%)	(a)	(b)	(c) (d)	-	-

(a)              2,221 are assets in foreign currency bearing interests between 0.27% and 0.42% and 3,673 are assets in argentine pesos bearing interests between 19.41% and 27.28%.

(b)              358 are assets in argentine pesos (8 bearing interests between 15% and 20.81% and 350 are US dollar linked bonds bearing interests between 1.95% and 2.40%), 5,718 are assets in foreign currency bearing interests between 3.25% and 10.88%.

(c)              From due trade receivables 144 bear 50% over the Banco de la Nación Argentina 30-day interest rate paid by banks, 489 bear 50% over the Banco de la Nación Argentina notes payable discount rate and 759 bear 35.9% and 100 bear 36%.

(d)              From not due trade receivables 18 bear 36%, 23 bear 8.3% and 1 bear 34.2%.

	Trade payables	Deferred revenues	Financial debt	Salaries and social security payables	Income tax payables	Deferred income tax liabilities	Other taxes payables	Dividends payable	Other liabilities
Date due
Total due	331	-	-	-	-	-	-	-	-
Not due
Fourth quarter 2017	10,235	671	694	913	3	-	1,169	-	43
First quarter 2018	95	51	338	786	1	-	-	20	1
Second quarter 2018	-	49	739	289	2,486	-	-	-	50
Third quarter 2018	-	47	1,045	84	1	-	-	-	1
October 2018 thru September 2019	94	155	3,231	109	3	-	-	-	25
October 2019 thru September 2020	42	46	2,223	41	-	-	-	-	10
October 2020 and thereafter	33	208	3,541	30	-	-	-	-	177
Not date due established	-	-	-	-	-	189	-	-	-
Total not due	10,499	1,227	11,811	2,252	2,494	189	1,169	20	307
Total	10,830	1,227	11,811	2,252	2,494	189	1,169	20	307

Balances bearing interest	21	-	11,709	-	6	-	-	-	-
Balances not bearing interest	10,809	1,227	102	2,252	2,488	189	1,169	20	307
Total	10,830	1,227	11,811	2,252	2,494	189	1,169	20	307

Average annual interest rate (%)	6%	-	(e)	-	9%	-	-	-	-

(e)              1,402 are liabilities in argentine pesos bearing interests between 26.38% and 28.64%, 9,941 are liabilities in foreign currency bearing interests between 2.20% and 5.53% and 366 are liabilities in guaraníes bearing interests between 8.75% and 9%.

aa) Foreign currency assets and liabilities

The following table shows a breakdown of the Company and the Telecom Group’s net assessed financial position exposure to currency risk as of September 30, 2017 and December 31, 2016.

09.30.17
Amount of foreign currency (i)		Exchange rate	Amount in local currency (ii)
Assets
US$	501	17.210	(iii) 8,784
G	149,898	0.003	456
EURO	3	20.294	61
	Total assets		9,301
Liabilities
US$	(955)	17.310	(16,607)
G	(229,848)	0.003	(698)
EURO	(12)	20.455	(239)
	Total liabilities		(17,544)
	Net liabilities		(8,243)

(i)                US$ = United States dollar; G= Guaraníes.

(ii)              As foreign currency figures and their amount in argentine pesos are in millions, the calculation of the amount of the foreign currency by its exchange rate could not be exact.

(iii)            Includes 346 corresponding to Government bonds valued at fair value (equivalent to US$ 12 million).

The Telecom Group and the Company, as of September 30, 2017, holds dollar linked investments by $350 that reduce its net liability position in foreign currency to $7,893 as of September 30, 2017, equivalent to approximately to US$461 million. Additionally, the Group entered into several NDF contracts as of September 30, 2017 amounting to US$60 million, so, the portion of the net liability position in foreign currency not covered by these instruments amounted to US$401 million as of September 30, 2017.

NORTEL INVERSORA S.A.

12.31.16
Amount of foreign currency (i)		Exchange rate	Amount in local currency (ii)
Assets
US$	241	15,790	(iii) 4,073
G	250,865	0,003	684
EURO	7	16,625	124
	Total assets		4,881
Liabilities
US$	(859)	15,890	(13,648)
G	(311,279)	0,003	(848)
EURO	(9)	16,770	(158)
	Total liabilities		(14,654)
	Net liabilities		(9,773)

(i)                US$ = United States dollar; G= Guaraníes,

(ii)              As foreign currency figures and their amount in argentine pesos are in millions, the calculation of the amount of the foreign currency by its exchange rate could not be exact,

(iii)            Includes 735 corresponding to Government bonds valued at fair value (equivalent to US$ 45 million),

The Company and the Telecom Group, as of December 31, 2016, held dollar linked investments by $73 that reduced its net liability position in foreign currency to $9,700, equivalent to approximately US$611 million. Additionally, the Group entered into several NDF contracts as of December 31, 2016 amounting to US$16 million, so, the portion of the net liability position in foreign currency not covered by these instruments amounted to US$594 million as of December 31, 2016.

ab) Information on the fair value of financial instruments valued at amortized cost

Below are disclosed the investments in Government bonds valued at amortized cost and their respective fair value as of September 30, 2017 and December 31, 2016:

	As of September 30, 2017		As of December 31, 2016
Investments	Book value	Fair value (*)	Book value	Fair value (*)
Government bonds in foreign currency	4,105	4,167	258	264
Provincial and municipal government bonds in foreign currency	389	389	-	-
Provincial and municipal government bonds in pesos	8	8	18	18
Government bonds (U,S, dollar linked)	281	275	-	-
Provincial and municipal government bonds (US dollar linked)	69	53	73	70
Total	4,852	4,892	349	352

(*) According to IFRS selling costs are not deducted.

In addition, for the rest of the financial instruments valued at amortized cost, it is considered that their book amounts are similar to their fair values.

ac) Offsetting of financial assets and financial liabilities

The information required by the amendment to IFRS 7 as of September 30, 2017 and December 31, 2016 is as follows:

	As of September 30, 2017
	Trade receivables	Other receivables (1)	Trade payables	Other liabilities (1)
Current and non-current assets (liabilities) - Gross value	9,246	378	(12,236)	(121)
Offsetting	(1,406)	(16)	1,406	19
Current and non-current assets (liabilities) – Book value	7,840	362	(10,830)	(102)
	As of December 31, 2016
	Trade receivables	Other receivables (1)	Trade payables	Other liabilities (1)
Current and non-current assets (liabilities) - Gross value	9,196	357	(10,544)	(107)
Offsetting	(1,411)	(22)	1,411	25
Current and non-current assets (liabilities) – Book value	7,785	335	(9,133)	(82)

(1)             Only includes financial assets and financial liabilities according to IFRS 7.

NORTEL INVERSORA S.A.

CONSOLIDATED INCOME STATEMENTS	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2017	2016	2017	2016
	Profit (loss)
ad) Total revenues and other income
Services
Voice	2,143	1,577	6,119	4,328
Internet	1,952	1,513	5,621	4,351
Data	909	731	2,595	2,133
Subtotal Fixed Services	5,004	3,821	14,335	10,812
Outbound
Postpaid	2,158	1,696	6,282	5,033
Monthly basic charges	3,454	2,581	9,659	7,496
Prepaid	2,106	1,978	6,177	5,514
Total outbound	7,718	6,255	22,118	18,043
Inbound
From Fixed Services – CPP	240	203	776	494
From Mobile Services – TLRD	386	240	1,173	674
Total inbound	626	443	1,949	1,168
Other	428	441	1,197	1,086
Subtotal Personal Mobile Services	8,772	7,139	25,264	20,297
Outbound
Postpaid	22	14	58	44
Monthly basic charges	285	198	710	560
Prepaid	382	298	1,021	822
Total outbound	689	510	1,789	1,426
Inbound
From Fixed Services – Interconnection	1	2	5	7
From Mobile Services – TLRD	36	31	96	88
Total inbound	37	33	101	95
Other	54	94	157	244
Subtotal Núcleo Mobile Services	780	637	2,047	1,765
Total service revenues (a)	14,556	11,597	41,646	32,874
Equipment
Fixed Services	269	13	294	78
Personal Mobile Services	1,871	1,711	5,250	5,649
Núcleo Mobile Services	23	91	73	217
Total equipment revenues (b)	2,163	1,815	5,617	5,944
Total revenues (a) + (b)	16,719	13,412	47,263	38,818
Other income
Fixed Services	17	14	49	35
Personal Mobile Services	5	(7)	12	1
Total other income (c)	22	7	61	36

Total revenues and other income (a)+(b)+(c)	16,741	13,419	47,324	38,854

NORTEL INVERSORA S.A.

ae) Operating costs

Operating expenses disclosed by nature of expense amounted to $38,330 and $33,360 for the nine-month periods ended September 30, 2017 and 2016, respectively.

The main components of the operating expenses are the following:

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2017	2016	2017	2016
	Profit (loss)
Employee benefit expenses and severance payments
Salaries	(2,279)	(1,978)	(6,402)	(5,149)
Social security expenses	(728)	(566)	(2,102)	(1,606)
Severance indemnities and termination benefits	(222)	(183)	(514)	(339)
Other employee benefits	(53)	(53)	(145)	(124)
	(3,282)	(2,780)	(9,163)	(7,218)
Interconnection costs and other telecommunication charges
Fixed telephony interconnection costs	(96)	(90)	(365)	(329)
Cost of international outbound calls	(61)	(82)	(207)	(205)
Lease of circuits and use of public network	(130)	(120)	(348)	(353)
Mobile services - charges for roaming	(87)	(96)	(287)	(354)
Mobile services - charges for TLRD	(389)	(236)	(1,088)	(713)
	(763)	(624)	(2,295)	(1,954)
Fees for services, maintenance, materials and supplies
Maintenance of hardware and software	(169)	(138)	(499)	(376)
Technical maintenance	(361)	(311)	(1,024)	(964)
Service connection fees for fixed lines and Internet lines	(183)	(73)	(396)	(189)
Service connection fees capitalized as SAC	6	3	10	10
Service connection fees capitalized as Intangible assets	11	12	31	31
Other maintenance costs	(198)	(126)	(480)	(367)
Obsolescence of inventories	(4)	(15)	(10)	(36)
Call center fees	(554)	(370)	(1,443)	(1,034)
Other fees for services	(331)	(216)	(902)	(622)
Compensation for Directors and Supervisory Committee members	(20)	(16)	(58)	(45)
	(1,803)	(1,250)	(4,771)	(3,592)
Taxes and fees with the Regulatory Authority
Turnover tax	(891)	(702)	(2,543)	(2,055)
Taxes with the Regulatory Authority	(265)	(289)	(784)	(836)
Tax on deposits to and withdrawals from bank accounts	(157)	(148)	(440)	(410)
Municipal taxes	(130)	(98)	(365)	(288)
Other taxes	(103)	(74)	(284)	(220)
	(1,546)	(1,311)	(4,416)	(3,809)
Commissions
Agent commissions	(613)	(780)	(1,953)	(2,263)
Agent commissions capitalized as SAC	216	372	731	1,046
Distribution of prepaid cards commissions	(217)	(200)	(621)	(558)
Collection, CPP and other commissions	(268)	(337)	(842)	(1,020)
	(882)	(945)	(2,685)	(2,795)
Cost of equipment and handsets
Inventory balance at the beginning of the period/year	(1,299)	(2,552)	(1,332)	(2,279)
Plus:
Purchases	(2,600)	(1,390)	(5,401)	(4,863)
Deferred costs from SAC	21	38	58	94
Decreases from allowance for obsolescence	6	17	18	42
Mobile handsets lent to customers at no cost	6	15	22	42
Decreases not charged to material cost	-	1	-	10
Less:
Inventory balance at period end	1,997	2,323	1,997	2,323
	(1,869)	(1,548)	(4,638)	(4,631)
Advertising
Media advertising	(211)	(112)	(518)	(333)
Fairs and exhibitions	(49)	(33)	(133)	(105)
Other advertising costs	(30)	(32)	(118)	(110)
	(290)	(177)	(769)	(548)

NORTEL INVERSORA S.A.

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2017	2016	2017	2016
	Profit (loss)
Cost of VAS
Cost of mobile VAS	(207)	(336)	(637)	(1,101)
Cost of fixed VAS	(17)	(14)	(53)	(41)
	(224)	(350)	(690)	(1,142)
Other operating costs
Transportation, freight and travel expenses	(243)	(231)	(676)	(777)
Delivery costs capitalized as SAC	19	17	53	115
Rent of buildings and cell sites	(289)	(185)	(767)	(560)
Energy, water and others	(270)	(202)	(825)	(651)
International and satellite connectivity	(62)	(49)	(183)	(161)
	(845)	(650)	(2,398)	(2,034)
D&A
Depreciation of PP&E	(1,267)	(1,105)	(3,702)	(3,087)
Amortization of SAC and service connection charges	(381)	(381)	(1,160)	(1,087)
Amortization of 3G/4G licenses	(80)	(96)	(244)	(289)
Amortization of other intangible assets	(13)	(9)	(27)	(22)
	(1,741)	(1,591)	(5,133)	(4,485)
Disposals and impairment of PP&E
Impairment of PP&E – Fixed Services	10	(5)	(16)	4
Impairment of PP&E – Mobile Services	(1)	(54)	(55)	(199)
Disposals of PP&E – Fixed Services	-	(1)	(13)	(1)
Disposals of PP&E – Mobile Services	(3)	7	(11)	(6)
	6	(53)	(95)	(202)

 The operating expenses disclosed by function are as follows:

Operating costs	(8,378)	(7,024)	(23,275)	(20,467)
Administration costs	(851)	(790)	(2,390)	(1,936)
Commercialization costs	(4,261)	(3,738)	(12,213)	(10,649)
Other expenses – provisions	(98)	(25)	(357)	(106)
Disposals and impairment of PP&E	6	(53)	(95)	(202)
	(13,582)	(11,630)	(38,330)	(33,360)
af) Financial results
Finance income
Gains on investments	302	18	616	224
Interest on receivables	207	101	546	252
Gains on other short-term investments	21	15	99	50
Foreign currency exchange gains	213	(6)	498	96
Tuves Paraguay acquisition rights	-	18	-	7
Others	16	-	21	-
Total finance income	759	146	1,780	629
Finance expenses
Interest on loans	(209)	(499)	(659)	(1,200)
Interest on salaries and social security payable, other taxes payables and accounts payable	(12)	(11)	(38)	(25)
Interest on provisions	(73)	(49)	(237)	(166)
Present value effect of salaries and social security payable and other taxes payables	(1)	(15)	(2)	(17)
Foreign currency exchange losses (*)	(466)	(177)	(1,053)	(836)
Pension benefits financial cost	(12)	(9)	(35)	(28)
Tuves Paraguay acquisition rights	-	-	(21)	-
Other	-	(5)	(4)	(11)
Total finance expenses	(773)	(765)	(2,049)	(2,283)
	(14)	(619)	(269)	(1,654)

(*) Net of 14 and 4 of gains generated by the NDF in the nine-month periods ended September 30, 2017 and 2016, respectively. Net of 8 and (21) of foreign currency exchange gains (losses) generated by the NDF in the three-month periods ended September 30, 2017 and 2016, respectively.

NORTEL INVERSORA S.A.

ag) Income taxes

Income tax expense for the nine-month periods ended September 30, 2017 and 2016 consists of the following:

	Profit (loss)
	The Company	Telecom Argentina	Telecom USA	Personal	Núcleo	Total
Current tax expense	(4)	(573)	(11)	(2,995)	(27)	(3,610)
Deferred tax benefit (expense)	1	143	3	419	(6)	560
Income tax expense as of September 30, 2017	(3)	(430)	(8)	(2,576)	(33)	(3,050)

Current tax expense	(10)	(300)	(8)	(1,209)	(22)	(1,549)
Deferred tax benefit (expense)	-	65	2	127	(1)	193

Income tax expense as of September 30, 2016	(10)	(235)	(6)	(1,082)	(23)	(1,356)

Income tax expense for the periods differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	In Argentina	Abroad	Total
	Profit (loss)
Pre-tax income on a separate return basis	16,566	235	16,801
Non-taxable items – Income from investments	(8,071)	(4)	(8,075)
Non-taxable items – Other	26	18	44
Subtotal	8,521	249	8,770
Weighted statutory income tax rate	(*)	(*)
Income tax expense at weighted statutory tax rate	(2,983)	(41)	(3,024)
Income tax on dividends from foreign companies – Núcleo	(26)	-	(26)
Income tax expense as of September 30, 2017	(3,009)	(41)	(3,050)

Pre-tax income on a separate return basis	7,173	114	7,287
Non-taxable items – Income from investments	(3,445)	9	(3,436)
Non-taxable items – Other	35	46	81
Subtotal	3,763	169	3,932
Weighted statutory income tax rate	35%	(*)
Income tax expense at weighted statutory tax rate	(1,317)	(29)	(1,346)
Income tax on dividends from foreign companies - Núcleo	(12)	-	(12)
Other changes in tax assets and liabilities	2	-	2
Income tax expense as of September 30, 2016	(1,327)	(29)	(1,356)

(*) Effective income tax rate based on weighted statutory income tax rate in the different countries where the Telecom Group has operations. For the period presented, the statutory tax rate in Argentina was 35%, in Paraguay was 10% plus an additional rate of 5% in case of payment of dividends and in the USA the effective tax rate was 39.5%.

NOTE 3 – SUPPLEMENTARY CASH FLOW INFORMATION

For purposes of the statements of cash flows, cash and cash equivalents comprise cash, bank current accounts and short-term highly liquid investments (with a maturity of three months or less from the date of acquisition) and bank overdrafts, which integrate the Company and the Telecom Group’s cash management and whose balances fluctuate according to the Company and the Group’s operating needs. Bank overdrafts are disclosed in the statement of financial position as current financial debts. During the nine-month periods ended September 30, 2017 and 2016, bank overdrafts have been part of the permanent short-term financing structure of the Telecom Group, so, net funds requests under that method (with maturities less than three months) are included in financing activities.

Additional information on the breakdown of the net cash flow provided by operating activities is given below:

	Nine-month periods ended September 30,
	2017	2016
Collections
Collections from customers	52,648	40,195
Interests from customers	548	252
Interests from time deposits and gains on other short-term investments	422	50
Mobile operators collections	692	376
Subtotal	54,310	40,873

NORTEL INVERSORA S.A.

	Nine-month periods ended September 30,
	2017	2016
Payments
For the acquisition of goods and services and others	(13,815)	(12,526)
For the acquisition of inventories	(3,325)	(4,757)
Salaries and social security payables and severance payments	(8,349)	(6,756)
CPP payments	(581)	(270)
Income taxes (includes affidavits and payments in advance)	(1,849)	(1,294)
Other taxes and taxes and fees with the Regulatory Authority	(10,262)	(7,871)
Foreign currency exchange differences related to the payments to suppliers	(584)	(1,071)
Inventory suppliers	(198)	(269)
PP&E suppliers	(310)	(1,189)
Other suppliers	(71)	(107)
NDF	(5)	494
Subtotal	(38,765)	(34,545)
Net cash flow provided by operating activities	15,545	6,328

Changes in assets/liabilities components consist on the following:

Net decrease (increase) in assets
Trade receivables	(1,095)	(2,842)
Other receivables	(179)	215
Inventories	(701)	(101)
	(1,975)	(2,728)
Net increase (decrease) in liabilities
Trade payables	1,970	(707)
Deferred revenues	368	(48)
Salaries and social security payables	454	353
Other taxes payables	14	(229)
Other liabilities	54	40
Provisions	(247)	(92)
	2,613	(683)

•     Main non-cash operating transactions:

SAC acquisitions offset with trade receivables	233	229
Compensation of capitalized trade receivables on the basis of Tuves Paraguay acquisition	149	-
PP&E disposals receivables offset with trade receivables	-	25
VAT and internal taxes offset with income tax payments	-	54

•     Most significant investing activities:

PP&E acquisitions include:

PP&E additions (Note 2.i)	(7,276)	(7,296)
Plus:
Payments of trade payables originated in prior periods acquisitions	(3,306)	(1,426)
Less:
Acquisition of PP&E through incurrence of trade payables	2,735	1,826
Mobile handsets lent to customers at no cost (i)	22	42
ARO	-	46
	(7,825)	(6,808)

(i)              Under certain circumstances, Personal and Núcleo lend handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the companies and customers are generally obligated to return them at the end of the respective agreements.

Intangible assets acquisitions include:

Intangible assets additions (Note 2.j)	(893)	(1,296)
Plus:
Payments of trade payables originated in prior periods acquisitions	(103)	(199)
SAC acquisitions offset with trade receivables	(233)	(229)
Less:
Acquisition of intangible assets through incurrence of trade payables	506	407
	(723)	(1,317)

NORTEL INVERSORA S.A.

The following table presents the cash flows from purchases, sales and maturities of securities which were not considered cash equivalents in the statement of cash flows:

	Nine-month periods ended September 30,
	2017	2016
Other short-term investments which underlying maturity exceeds 90 days and time deposits maturing over 90 days	(526)	-
Government bonds acquisition	(2,900)	-
Government bonds sale	-	1,051
Government bonds collection	155	88
	(3,271)	1,139

•     Financing activities components:

The following table presents the financing activities components of the consolidated statements of cash flows:

Bank overdrafts – Personal	-	3,774
Bank overdrafts – Telecom Argentina	520	16
Bank overdrafts – Núcleo	-	343
Bank loans – Personal	1,742	-
Bank loans – Núcleo	-	345
Total financial debt proceeds	2,262	4,478
Bank overdrafts – Personal	(1,617)	(600)
Bank overdrafts – Núcleo	-	(438)
Notes - Personal	(565)	-
Bank loans – Personal	(607)	-
Bank loans – Núcleo	(230)	(193)
Total payment of financial debt	(3,019)	(1,231)

Bank overdrafts – Personal	(15)	(813)
Bank overdrafts – Telecom Argentina	(7)	(116)
Interests from Notes - Personal	(270)	(158)
NDF (Personal)	(32)	-
Interests on bank loans – Personal	(391)	(56)
Interests on bank loans – Núcleo	(38)	(46)
Total payment of interest and related costs	(753)	(1,189)

Cash dividends from Nortel

Fiscal year 2016

The Company’s General Ordinary and Extraordinary Shareholders’ Meeting held on April 29, 2016, provided, among other things, to increase in $1,891 the “Voluntary reserve for future dividends payments”, by delegating into the Company’s Board of Directors the authority to determine the timing and conditions of the reversal and allocation to dividends payment of such reserve.

The Company’s Board of Directors, at its meeting held on April 29, 2016, resolved to partially reverse the “Voluntary reserve for future dividends payments” in the amount of $380 and distribute such amount in cash dividends to the “Class B” Preferred Shares and to the Ordinary Shares in the amount of approximately $186 (equivalent to $126,5 pesos per share) and $194 (equivalent to $36,4 pesos per share), respectively, which were available to the shareholders since May 17, 2016. The amount paid includes: (i) income tax withholdings on dividends paid to shareholders in the amount of $19 and (ii) recovery of tax on personal property – on behalf of shareholders withholdings in the amount of $10.

The Company’s Board of Directors, at its meeting held on August 9, 2016, resolved to partially reverse the “Voluntary reserve for future cash dividends payments” in the amount of $172 and distribute such amount in cash dividends to the “Class B” Preferred Shares and to the Ordinary Shares in the amount of approximately $84 (equivalent to $57,3 pesos per share) and $88 (equivalent to $16,5 pesos per share) respectively, which were available to the shareholders since August 30, 2016.

NORTEL INVERSORA S.A.

Cash dividends from Telecom Argentina

Fiscal year 2016

Telecom Argentina’s Board of Directors’ Meeting held on April 29, 2016, resolved to allocate $2,000 of the “Reserve for future cash dividends” to a cash dividend distribution in two installments: $700 that was available to shareholders as from May 13, 2016 (from which $311 are for non-controlling shareholders) and $1,300 (from which $577 are for non-controlling shareholders) that were available to shareholders on August 26, 2016.

Cash dividends from Núcleo

Fiscal year 2017

The Ordinary Shareholders’ Meeting of Núcleo held on March 28, 2017, approved the distribution of cash dividends for an amount of $109 (that correspond to 40,000 million of Guaraníes translated to argentine pesos at the exchange rate of the approval day), with the following schedule of payments:

Month of dividends payment	Dividends corresponding to Personal	Dividends corresponding to non- controlling shareholders	Total
May 2017 (*)	37	17	54
October 2017 (**)	37	18	55
Total	74	35	109

(*) As of the payment date, the amounts were 39 and 18, respectively.

(**)  The second installment was paid on October 10, 2017.

Additional information required by IAS 7

Reconciliation between the opening and closing balances of liabilities generated by financing activities is disclosed below as required by IAS 7.

	Balances as of December 31, 2016	Transfers	Cash Flows	Accrued interests	Exchange differences and other comprehensive income	Balances as of September 30, 2017
Bank overdrafts – Personal	1,666	-	(1,617)	-	-	49
Bank overdrafts – Telecom Argentina	41	-	520	-	-	561
Bank loans – principal (Personal)	620	-	(620)	-	-	-
Bank loans – principal (Núcleo)	219	100	(230)	-	18	107
Notes – principal (Personal)	566	717	(565)	-	-	718
NDF	2	-	(32)	22	34	26
Accrued interests	152	1,271	(721)	637	16	1,355
Total current financial debt (Note 2.m)	3,266	2,088	(3,265)	659	68	2,816
Notes – principal (Personal)	2,084	(1,460)	-	-	117	741
Bank loans – IFC Loan - principal (Personal)	6,234	(528)	1,755	-	502	7,963
Bank loans – principal (Núcleo)	328	(100)	-	-	30	258
NDF	-	-	-	-	33	33
Total non-current financial debt (Note 2.u)	8,646	(2,088)	1,755	-	682	8,995

Total financial debt	11,912	-	(a) (1,510)	659	750	11,811

(a)             Correspond to 2,262 of debt proceeds, 3,019 of principal payments and 753 of interest payments.

NOTE 4 – SEGMENT INFORMATION

Until September 30, 2016, the Telecom Group carried out its activities through six companies, grouped in operating segments. As a consequence of the acquisition of an equity interest in Tuves Paraguay on June 30, 2017 (see Note 12.j), since July 2017, the Telecom Group carry out its activities through seven companies as described in Note 1.a).

Segment information for the nine-month period ended September 30, 2017 includes Tuves Paraguay´s operations for 3Q17, which were included in the “Núcleo Mobile Services”.

The Telecom Group has combined the operating segments into three reportable segments: “Fixed Services”, “Personal Mobile Services” and “Núcleo Mobile Services” based on the nature of products provided by the entities and taking into account the regulatory and economic framework in which each entity operates. In addition, Nortel’s activities are showed as the reportable segment “Nortel”.

NORTEL INVERSORA S.A.

Segment financial information for the nine-month periods ended September 30, 2017 and 2016 was as follows:

For the nine-month period ended September 30, 2017

❑         Income statement

	Fixed	Mobile Services
	Services	Personal	Núcleo (*)	Subtotal	Nortel	Eliminations	Total
Total revenues and other income (1)	16,507	30,782	2,125	32,907		(2,090)	47,324
Employee benefit expenses and severance payments	(6,869)	(2,127)	(162)	(2,289)	(5)	-	(9,163)
Interconnection costs and other telecommunication charges	(883)	(2,585)	(158)	(2,743)	-	1,331	(2,295)
Fees for services, maintenance, materials and supplies	(2,503)	(2,545)	(204)	(2,749)	(15)	496	(4,771)
Taxes and fees with the Regulatory Authority	(1,076)	(3,256)	(84)	(3,340)	-	-	(4,416)
Commissions	(303)	(2,209)	(246)	(2,455)	-	73	(2,685)
Cost of equipment and handsets	(233)	(4,319)	(86)	(4,405)	-	-	(4,638)
Advertising	(138)	(552)	(79)	(631)	-	-	(769)
Cost of VAS	(53)	(497)	(140)	(637)	-	-	(690)
Provisions	(87)	(269)	(1)	(270)	-	-	(357)
Bad debt expenses	(151)	(704)	(65)	(769)	-	-	(920)
Other operating expenses	(1,182)	(1,268)	(134)	(1,402)	(4)	190	(2,398)
Operating income before D&A	3,029	10,451	766	11,217	(24)	-	14,222
Depreciation of PP&E	(1,506)	(1,715)	(481)	(2,196)	-	-	(3,702)
Amortization of intangible assets	(128)	(1,237)	(66)	(1,303)	-	-	(1,431)
Disposals and impairment of PP&E	(29)	(66)	-	(66)	-	-	(95)
Operating income	1,366	7,433	219	7,652	(24)	-	8,994
Financial results, net	(112)	(148)	(16)	(164)	7	-	(269)
Income before income tax expense	1,254	7,285	203	7,488	(17)	-	8,725
Income tax expense	(438)	(2,576)	(33)	(2,609)	(3)	-	(3,050)
Net income	816	4,709	170	4,879	(20)	-	5,675

Net income attributable to Nortel	454	2,618	65	2,683	(20)	-	3,117
Net income attributable to non-controlling interest	362	2,091	105	2,196	-	-	2,558
	816	4,709	170	4,879	(20)	-	5,675

(*) Includes non-material operations of Personal Envíos (Revenues 28, Operating income before D&A 0, Operating loss (2) and Net Loss (2)). It also includes non-material operations of Tuves Paraguay (Revenues 65, Operating income before D&A 22, Operating income 11, Net lncome 9 and the effect of the reversal of the increased value recognized at the moment of the acquisition of Tuves Paraguay. These operations are net of intersegment eliminations.

(1)

Service revenues	14,335	25,264	2,047	27,311	-	-	41,646
Equipment revenues	294	5,250	73	5,323	-	-	5,617
Other income	49	12	-	12	-	-	61
Subtotal third party revenues	14,678	30,526	2,120	32,646	-	-	47,324
Intersegment revenues	1,829	256	5	261	-	(2,090)	-
Total revenues and other income	16,507	30,782	2,125	32,907	-	(2,090)	47,324

❑         Statement of financial position information

PP&E	13,947	10,062	2,324	12,386	-	-	26,333
Intangible assets, net	375	6,618	202	6,820	-	(1)	7,194
Capital expenditures on PP&E (a)	3,120	2,376	249	2,625	-	-	5,745
Capital expenditures on other intangible assets (b)	86	769	38	807	-	-	893
Total capital expenditures in PP&E and intangible assets (a)+(b)	3,206	3,145	287	3,432	-	-	6,638
Total additions on PP&E and intangible assets	4,721	3,155	293	3,448	-	-	8,169
Net financial asset (debt)	66	661	(224)	437	38	-	541

❑         Geographic information

	Total revenues and other income		Total non-current assets
	Breakdown by location of operations	Breakdown by location of the Group´s customers	Breakdown by location of operations
Argentina	44,981	44,761	36,287
Abroad	2,343	2,563	2,625
Total	47,324	47,324	38,912

NORTEL INVERSORA S.A.

For the nine-month period ended September 30, 2016

❑         Income statement

	Fixed	Mobile Services
	Services	Personal	Núcleo (*)	Subtotal	Nortel	Eliminations	Total
Total revenues and other income (1)	12,347	26,059	1,987	28,046	-	(1,539)	38,854
Employee benefit expenses and severance payments	(5,335)	(1,727)	(151)	(1,878)	(5)	-	(7,218)
Interconnection costs and other telecommunication charges	(712)	(2,033)	(168)	(2,201)	-	959	(1,954)
Fees for services, maintenance, materials and supplies	(1,657)	(2,141)	(159)	(2,300)	(12)	377	(3,592)
Taxes and fees with the Regulatory Authority	(824)	(2,914)	(61)	(2,975)	(10)	-	(3,809)
Commissions	(241)	(2,375)	(217)	(2,592)	-	38	(2,795)
Cost of equipment and handsets	(126)	(4,252)	(253)	(4,505)	-	-	(4,631)
Advertising	(61)	(406)	(81)	(487)	-	-	(548)
Cost of VAS	(41)	(1,009)	(92)	(1,101)	-	-	(1,142)
Provisions	(39)	(67)	-	(67)	-	-	(106)
Bad debt expenses	(98)	(662)	(84)	(746)	-	-	(844)
Other operating expenses	(1,008)	(1,076)	(113)	(1,189)	(2)	165	(2,034)
Operating income before D&A	2,205	7,397	608	8,005	(29)	-	10,181
Depreciation of PP&E	(1,220)	(1,442)	(425)	(1,867)	-	-	(3,087)
Amortization of intangible assets	(159)	(1,160)	(79)	(1,239)	-	-	(1,398)
Disposals and impairment of PP&E	3	(206)	1	(205)	-	-	(202)
Operating income	829	4,589	105	4,694	(29)	-	5,494
Financial results, net	(142)	(1,531)	(9)	(1,540)	28	-	(1,654)
Income before income tax expense	687	3,058	96	3,154	(1)	-	3,840
Income tax expense	(241)	(1,082)	(23)	(1,105)	(10)	-	(1,356)
Net income	446	1,976	73	2,049	(11)	-	2,484

Net income attributable to Nortel	248	1,099	26	1,125	(11)	-	1,362
Net income attributable to non-controlling interest	198	877	47	924	-	-	1,122
	446	1,976	73	2,049	(11)	-	2,484

(*) Includes no material operations of Personal Envíos (Revenues 16, Operating loss before D&A (7), Operating loss (9) and Net loss (9).

(1)

Service revenues	10,812	20,297	1,765	22,062	-	-	32,874
Equipment revenues	78	5,649	217	5,866	-	-	5,944
Other income	35	1	-	1	-	-	36
Subtotal third party revenues	10,925	25,947	1,982	27,929	-	-	38,854
Intersegment revenues	1,422	112	5	117	-	(1,539)	-
Total revenues and other income	12,347	26,059	1,987	28,046	-	(1,539)	38,854

❑         Statement of financial position information

PP&E	10,860	8,951	2,182	11,133	-	-	21,993
Intangible assets, net	426	7,066	85	7,151	-	(1)	7,576
Capital expenditures on PP&E (a)	2,518	3,469	416	3,885	-	-	6,403
Capital expenditures on other intangible assets (b)	142	1,095	59	1,154	-	-	1,296
Total capital expenditures in PP&E and intangible assets (a)+(b)	2,660	4,564	475	5,039	-	-	7,699
Total additions on PP&E and intangible assets	3,269	4,845	478	5,323	-	-	8,592
Net financial asset (debt)	363	(6,928)	(592)	(7,520)	604	-	(6,553)

❑         Geographic information

	Total revenues and other income		Total non-current assets
	Breakdown by location of operations	Breakdown by location of the Group´s customers	Breakdown by location of operations
Argentina	36,672	36,323	28,012
Abroad	2,182	2,531	2,585
Total	38,854	38,854	30,597

NORTEL INVERSORA S.A.

NOTE 5 – BALANCES AND TRANSACTIONS WITH COMPANIES UNDER SECT. 33 OF LAW No. 19,550 AND RELATED PARTIES

a)           Controlling group

All shares of common stock of Nortel belong to Sofora. As of September 30, 2017 these shares represent 78.38% of Nortel’s capital stock.

Sofora’s capital stock consists of common stock shares, with a par value of $1 argentine peso each and one vote per share. As of September 30, 2017, total Sofora’s shares are held by Fintech, as a result of the total amortization of the Sofora’s shares held by WAI during the nine-month period ended September 30, 2017 (see Note 10.1).

Additionally, Fintech holds 58,173,522 Telecom Argentina’s Class B shares, which represent 5.91% of Telecom Argentina’s total capital stock.

Fintech, a Delaware (United States) limited liability company, is a wholly-owned direct subsidiary of Fintech Advisory Inc, and its primary purpose is to hold, directly and indirectly, the securities of Telecom Argentina, Fintech Advisory Inc., a Delaware (United States) company, is directly controlled by Mr. David Martínez. Fintech Advisory Inc. is an investor and investment manager in equity and debt securities of sovereign and private entities primarily in emerging markets.

In connection with the Shareholders’ Agreement entered into by the Telecom Italia Group and WAI, through which Fintech acquired all the rights and obligations of the Telecom Italia Group, it was no longer into effect with respect to: i) the political rights therein provided, on May 23, 2017, when 17% of Sofora’s shares were amortized; and (ii) the rest of its provisions, on June 22, 2017, when 15% of Sofora’s shares were amortized (see Note 10.1).

b)          Related parties

For the purposes of these consolidated financial statements, related parties are those individuals or legal entities which are related (in terms of IAS 24) to Fintech, ABC Telecomunicaciones S.A. (non-controlling shareholder of Núcleo) and TU VES S.A. –Chile (non-controlling shareholder of Tuves Paraguay), except Nortel and companies under sect. 33 of the LGS.

For the periods presented, the Group has not conducted any transactions with Key Managers and/or persons related to them, except the mentioned in e) below.

c)           Balances with Companies Sect.33 – Law No. 19,550 and balances with related parties

	Type of company	September 30,	December 31,
		2017	2016
Companies Sect.33 – Law No. 19,550
CURRENT ASSETS
Trade receivables
Sofora	Controling Company	1	-
		1	-

CURRENT LIABILITIES
Trade payables
Sofora	Controling Company	2	-
		2	-

Related parties
CURRENT ASSETS
Cash and cash equivalents
Banco Atlas S.A. (a)	Related party	1	2
		1	2
Trade receivables
Editorial Azeta S.A. (a)	Related party	-	1
		-	1
CURRENT LIABILITIES
Trade payables
Experta ART S.A. (b)	Related party	-	16
Haras El Capricho S.A. (b)	Related party	-	1
Telteco S.A. (c)	Related party	-	4
		-	21

NORTEL INVERSORA S.A.

	Type of company	September 30,	December 31,
		2017	2016
Financial debt – Notes (Current and Non-Current)
La Estrella Sociedad Anónima de Seguros de Retiro S.A. (b)	Related party	-	172
Experta ART S.A. (b)	Related party	-	151
		-	323
Dividend payables
ABC Telecomunicaciones S.A.	Related party	20	-
		20	-

d)     Transactions with related parties

	Transaction description		Nine-month periods ended September 30,
			2017	2016
			Profit (loss)
Services rendered
Editorial Azeta S.A. (a)	Postpaid - Retail		3	2
Banco Atlas S.A. (a)	Postpaid – Retail		1	-
Penta S.A. (a)	Postpaid – Retail		1	-
		Total services rendered	5	2
Services received
Editorial Azeta S.A. (a)	Advertising		(2)	(3)
Penta S.A. (a)	Rental		(1)	-
		Total services received	(3)	(3)

(a)             Such companies relate to ABC Telecommunications Group of Paraguay (Non-controlling shareholders’ of Núcleo).

(b)             Such companies relate to WAI until May 23, 2017.

(c)             Such company relate to a Board of Directors member appointed by WAI until May 23, 2017.

The transactions discussed above were made on terms no less favorable to the Telecom Group than would have been obtained from unaffiliated third parties. The Board of Directors approved transactions representing more than 1% of the total shareholders’ equity of Telecom Argentina, after being approved by the Audit Committee in compliance with Law No. 26,831.

In connection with the change of control explained, on March 8, 2016, Fintech acquired 51% of Sofora’s shares from the Telecom Italia Group. As a result, since January 1, 2016 until such date (in which the Telecom Italia Group ceased to be a related party of the Telecom Group), the transactions carried out with the Group amounted to $111 for services rendered, $72 for services received and $18 for purchase of PP&E. It should be mentioned that no transactions with related parties of Fintech were identified since March 8, 2016 according to IAS 24.

Also, with the first trance amortization of Sofora’s ordinary shares owned by WAI (see Note 10.1 to these consolidated financial statements), as of May 23, 2017 WAI ceased to be a related party of the Telecom Group. The operations carried out with the aforementioned Group since January 1, 2017 until such date amounted to $7 for services rendered, $72 for services received and $34 for financial costs related to loans, while operations carried out in the nine-month period ended September 30, 2016 amounted to $3 for services rendered, $107 for services received, $39 for financial costs related to loans and $8 for purchase of PP&E.

e)      Key Managers

•                  The Company

As of September 30, 2017 and 2016, the Company has recorded a provision of $9 and $8, respectively, for the fees of its Board of Directors’ members.

The members and alternate members of the Board of Directors do not hold executive positions in the Company or any of its subsidiaries.

•                  Telecom Argentina

Compensation for Telecom Group’s Key Managers, including social security contribution, amounted to $125 and $141 for the nine-month periods ended September 30, 2017 and 2016, respectively, and was recorded as expenses under the item line “Employee benefits expenses and severance payments”.

NORTEL INVERSORA S.A.

The total expense remuneration is comprised as follows:

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2017	2016	2017	2016
Salaries (*)	18	13	54	36
Variable compensation (*)	13	11	37	24
Social security contributions	9	6	26	18
Hiring bonuses	-	-	-	5
Termination benefits	-	24	8	58
	40	54	125	141

(*) Gross compensation. Social security contributions and income tax withholdings that are deducted from the gross compensation are in charge of the employee.

As of September 30, 2017, $48 remained unpaid.

As of September 30, 2017 and 2016, the Telecom Group has recorded a provision of $31 and $21, respectively, for the fees of its Board of Directors’ members. Additionally, a member of the Board of Directors of Telecom Argentina (included in Telecom Argentina’s payroll) has performed technical and administrative tasks for $22, recorded within Salaries and Social security expenses in the Consolidated Income Statements for the nine-month period ended September 30, 2017.

The members and alternate members of the Board of Directors do not hold executive positions in the Telecom Argentina or any of its subsidiaries.

NOTE 6 – COMMITMENTS AND CONTINGENCIES OF THE TELECOM GROUP

a)           Purchase commitments

The Telecom Group has entered into various purchase orders amounting in the aggregate to approximately $9,859 as of September 30, 2017 (of which $4,023 corresponds to PP&E commitments), primarily related to the supply of switching equipment, external wiring, infrastructure agreements, inventory and other service agreements.

b)          Contingencies

The Telecom Group is a party to several civil, tax, commercial, labor and regulatory proceedings and claims that have arisen in the ordinary course of business. In order to determine the proper level of provisions, Management of Telecom Argentina, based on the opinion of its internal and external legal counsel, assesses the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from the potential outcomes. A determination of the amount of provisions required, if any, is determined after an analysis of each individual case.

The determination of the required provisions may change in the future due to new developments or unknown facts at the time of the evaluation of the claims or changes as a matter of law or legal interpretation. Consequently, as of September 30, 2017, the Telecom Group has recorded provisions in an aggregate amount of $2,053 ($56 for regulatory contingencies deducted from assets and $1,997 included under provisions) to cover potential losses under these claims and certain amounts deposited in the Telecom Group’s bank accounts have been restricted as to their use due to some judicial proceedings. As of September 30, 2017, these restricted funds totaled $89 (included under “Other receivables” item line in the consolidated statement of financial position).

Provisions consist of the following:

	Balances	Additions			Decreases		Balances
	as of December 31, 2016	Capital	Interest (i)	Reclassifications	Classified to liability	Payments	as of September 30, 2017
Current
Provision for civil and commercial proceedings	109	30	-	52	-	(23)	168
Provision for labor claims	91	-	-	187	-	(191)	87
Provision for regulatory, tax and other matters claims	71	1	-	88	-	(33)	127
Total current provisions	271	31	-	327	-	(247)	382
Non-current
Provision for civil and commercial proceedings	261	80	36	(52)	-	-	325
Provision for labor claims	377	215	117	(187)	-	-	522
Provision for regulatory, tax and other matters claims	416	58	27	(88)	-	-	413
Asset retirement obligations	298	-	57	-	-	-	355
Total non-current provisions	1,352	353	237	(327)	-	-	1,615

Total provisions	1,623	(ii) 384	237	-	-	(247)	1,997

(i)               Included in Finance costs, in the line Interest on provisions.

(ii)             357 included in Provisions, 1 included in currency translation adjustment and 26 relating to Tuves Paraguay acquisition.

NORTEL INVERSORA S.A.

	Balances	Additions			Decreases		Balances
	as of December 31, 2015	Capital	Interest (iii)	Reclassifications	Classified to liability	Payments	as of September 30, 2016
Current
Provision for civil and commercial proceedings	112	-	-	10	(14)	(16)	92
Provision for labor claims	51	-	-	78	-	(48)	81
Provision for regulatory, tax and other matters claims	44	-	-	59	-	(26)	77
Total current provisions	207	-	-	147	(14)	(90)	250
Non-current
Provision for civil and commercial proceedings	240	3	34	(10)	-	-	267
Provision for labor claims	329	75	60	(78)	-	-	386
Provision for regulatory, tax and other matters claims	407	28	27	(59)	-	-	403
Asset retirement obligations	189	46	45	-	-	(2)	278
Total non-current provisions	1,165	152	166	(147)	-	(2)	1,334

Total provisions	1,372	(iv) 152	166	-	(14)	(92)	1,584

(iii)           Included in Finance costs, in the line Interest on provisions.

(iv)          106 included in Provisions and 46 included in PP&E investments.

NOTE 7 – EQUITY

Equity includes:

	September 30,	December 31,
	2017	2016
Equity attributable to Nortel (Controlling Company)	13,964	10,797
Equity attributable to non-controlling interest	11,814	9,126
Total equity (*)	25,778	19,923

(*) Additional information is given in the consolidated statements of changes in equity.

(a)    The Company’s capital stock

Nortel’s total capital stock amounts to $68,008,550, represented by 5,330,400 common shares of ten pesos of nominal value and one vote each (representing 78.38% of Nortel’s capital stock) and 1,470,455 Class “B” preferred shares of ten pesos par value each.

As of September 30, 2017, all of Nortel’s common shares belong to Sofora.

The Company has implemented a mechanism that allows Class “B” preferred shares to be traded in the United States of America and other places through ADS.

The Class “B” Preferred Shares converted to ADSs have been registered with the SEC and, as from June 16, 1997, the ADSs are listed on the NYSE. The ADSs are also listed on the Luxemburg Exchange since 1992.

(b) Class “B” preferred shares

Class “B” preferred shares are subject to Argentine laws and to the jurisdiction of the City of Buenos Aires commercial courts.

The Terms of Issuance of Class “B” preferred shares provide, among other terms, that:

a)             Class “B” preferred shares are not redeemable.

b)            A non cumulative dividend equivalent to a percentage (49.46%) of the Company’s profits legally available for distribution. On April 25, 1997, an Extraordinary Shareholders’ Meeting resolved to amend section 4(a) (“right to dividends”), reducing the formula for the calculation of dividends by 50 basic points (0.50%, currently 48.96%) beginning on June 16, 1997. This resolution was filed with the Public Registry of Commerce on July 16, 1997 under number 7,388.

c)             Holders of Class “B” preferred shares are entitled to attend the shareholders’ meetings of the Company but their attendance shall not be required to reach quorum and they shall not have the right to vote under any circumstances, except as specifically set forth in Section 6 of the Terms of Issuance, which provides that the Class “B” preferred shares shall have the right to vote only in the following circumstances: (i) lack of complete payment of Class “B” preferred dividends; ii) non-compliance with any of the obligations provided for in Section 9 of the Terms of Issuance; or iii) in any of the events specifically provided for in the LGS. If such right to vote were triggered, each holder of Class “B” preferred shares shall be entitled to cast one vote per share and shall vote jointly with the shares of common stock; except for those matters relating to the election of Directors, in which case the holders of Class “B” preferred shares shall be entitled to elect one regular director and one alternate director, pursuant to Section 15 of the Company’s Bylaws, Class “B” preferred shares’ right to vote shall cease upon the disappearance of the circumstances that triggered such right.

NORTEL INVERSORA S.A.

d)            Class “B” preferred shares rank pari passu without any preference among them, and in case of winding up have priority with respect to the shares of common stock of Nortel.

The Company was admitted to the public offering regime on December 29, 1997, pursuant to CNV Resolution No. 12,056. On January 27, 1998, as a result of such admittance, the BCBA authorized the listing of the Company’s Class “B” preferred shares.

(c) Acquisition of Treasury Shares of Telecom Argentina

Telecom Argentina’s Ordinary Shareholders’ Meeting held on April 23, 2013, which was adjourned until May 21, 2013, approved at its second session of deliberations the creation of a “Voluntary Reserve for Capital Investments” of $1,200, granting powers to Telecom Argentina’s Board of Directors to decide its total or partial application, and to approve the methodology, terms and conditions of such investments.

In connection with the foregoing, on May 22, 2013, Telecom Argentina’s Board of Directors approved a Treasury Shares Acquisition Program of Telecom Argentina in the market in Argentine pesos (the “Treasury Shares Acquisition Program”) for the purpose of avoiding any possible damages to Telecom Argentina and its shareholders derived from fluctuations and unbalances between the shares’ price and Telecom Argentina’s solvency, for the following maximum amount and with the following deadline:

•                  Maximum amount to be invested: $1,200.

•                  Deadline for the acquisitions: until April 30, 2014.

As a result, Telecom Argentina’s treasury shares acquisition has caused Nortel to increase its political and economic rights from 54.74% to 55.60% of the outstanding capital stock of Telecom Argentina.

According to the offer made on November 7, 2013 by Fintech for the acquisition of the controlling interest of the Telecom Italia Group in Telecom Argentina (see Note 5.a), Telecom Argentina suspended the acquisition of treasury shares and its Board of Directors considered appropriate to request the opinion of the CNV on the applicability of the new provisions contained in the rules issued by that entity (Title II, Chapter I, Sect.13 and concurring) with respect to the continuation of the Treasury Shares Acquisition Program.

The CNV did not answer the Telecom Argentina’s request and the Board of Directors, at its meeting held on May 8, 2014, decided to conclude the request considering that the Treasury Shares Acquisition Program finished on April 30, 2014, which had been approved by Telecom Argentina’s Board of Directors Meeting held on May 22, 2013.

Telecom Argentina’s Board of Directors, at its meeting held on June 27, 2014, decided to request a new opinion from the CNV to confirm whether Telecom Argentina is obliged to refrain from acquiring treasury shares in the market under Section 13, Chapter I, Title II of the CNV rules (NT 2013).

Pursuant to Section 67 of Law No. 26,831, Telecom Argentina had to sell its treasury shares within three years of the date of acquisition. Pursuant to Section 221 of the LGS, the rights of treasury shares shall be suspended until such shares are sold, and shall not be taken into account to determine the quorum or the majority of votes at the Shareholders’ Meetings. No restrictions apply to Retained Earnings as a result of the creation of a specific reserve for such purposes named “Voluntary Reserve for Capital Investments”, which, as of September 30, 2017 amounted to $461. On April 29, 2016, the Ordinary and Extraordinary Shareholders’ Meeting approved an additional 3 year extension for the disposals due date of treasury shares provided by Section 67 of Law No. 26,831.

As of September 30, 2017, Telecom Argentina owns 15,221,373 treasury shares, representing 1,55% of its total capital. The acquisition cost of these shares in the market amounted to $461, decreasing Telecom Argentina’s equity in such amount. This accounting treatment decreased Telecom Argentina’s investment value and the Company’s Equity in $155, which is disclosed in the Statements of Changes in Equity as “Subsidiary’s treasury shares acquisition effect”.

NOTE 8 – RESTRICTIONS ON DISTRIBUTION OF PROFITS

The Company is subject to certain restrictions on the distribution of profits. Under the LGS, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year in accordance with the statutory books, plus/less previous years adjustments and accumulated losses, if any, must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock). Nortel reached the maximum amount of its Legal Reserve according to LGS and CNV provisions previously disclosed.

NORTEL INVERSORA S.A.

NOTE 9 – SELECTED CONSOLIDATED QUARTERLY INFORMATION (UNAUDITED INFORMATION)

Quarter	Revenues	Operating income before D&A	Operating income	Financial results, net	Net income	Net income attributable to Nortel
Fiscal year 2016:
March 31,	12,455	3,396	1,991	(550)	934	514
June 30,	12,951	3,352	1,714	(485)	794	436
September 30,	13,412	3,433	1,789	(619)	756	412
Total 9M2016	38,818	10,181	5,494	(1,654)	2,484	1,362

December 31,	14,422	4,222	2,311	(560)	1,503	830
Total 2016	53,240	14,403	7,805	(2,214)	3,987	2,192
Fiscal year 2017:
March 31,	14,726	4,631	2,886	126	1,959	1,081
June 30,	15,818	4,697	2,949	(381)	1,666	916
September 30,	16,719	4,894	3,159	(14)	2,050	1,120
Total 9M2017	47,263	14,222	8,994	(269)	5,675	3,117

NOTE 10 – CORPORATE REORGANIZATION OF THE TELECOM GROUP AND ITS CONTROLLING COMPANIES

1) Amortization of Sofora shares

In March 2017, WAI offered to Sofora and Sofora accepted, with the consent of Fintech (the controlling shareholder of Sofora), an offer to amortize in two tranches all of the 140,704,640 shares issued by Sofora and owned by WAI, according to the provisions of Sections 223 and 228 of the LGS. As a result of the amortization, Sofora agreed to pay WAI an amount equal to the par value of WAI’s shares of capital stock issued by Sofora, such amount being equivalent to $140,704,640, and issue in the name of WAI one or more dividend certificates (Class “A” “Bono de Goce”) evidencing WAI’s rights to dividends up to an aggregate amount of US$ 470 million minus the amounts paid to amortize the shares of Sofora owned by WAI (equivalent to U$S 8,683,596).

On May 23, 2017 the first tranche of the ordinary shares of Sofora owned by WAI (74,749,340 ordinary shares), representing 17% of Sofora’s capital stock was amortized. As a result of the mentioned amortization:

i.                 Sofora paid $74,749,340 to WAI and issued a Class “A” Bono de Goce on behalf of WAI which granted them the right to dividends in the amount of US$ 245,036,017, and

ii.              The members and alternate members of the Board of Directors and of the Supervisory Committee of Telecom Argentina, Personal, Nortel and Sofora appointed by WAI presented their resignations. In the case of Telecom Argentina, the General Ordinary and Extraordinary Shareholders’ Meeting held on May 23, 2017, in its second tranche of deliberations held on June 6, 2017, appointed two directors, two alternate directors, one member of the Supervisory Committee and one alternate member of the Supervisory Committee to complete the term of duties of the resigning members and alternate members of the Board of Directors and of the Supervisory Committee of Telecom Argentina. In the case of Nortel, the Ordinary and Extraordinary General Shareholders’ Meeting held on May 22, 2017, in its second tranche of deliberations held on May 30, 2017, appointed one member of the Supervisory Committee and one alternate member of the Supervisory Committee to complete the terms of duties of the resigning members.

As a result of obtaining the authorization of ENACOM mentioned in 2) of this Note, on June 22, 2017, the second tranche of the ordinary shares of Sofora owned by WAI (65,955,300 shares) representing 15 % of Sofora’s capital stock before the first tranche of ordinary shares amortization, was amortized. As a result of this amortization, Sofora paid $65,955,300 to WAI and issued an additional Class “A” Bono de Goce on behalf of WAI which granted them the right to dividends in the amount of US$ 216,280,387.

As a result of the amortization of all Sofora’s ordinary shares, since June 30, 2017, Fintech is the sole shareholder of Sofora.

NORTEL INVERSORA S.A.

The principal terms and conditions of each Bono de Goce provide that: (i) dividend payments of up to the maximum amount under the Bono de Goce will be made only if and when Sofora resolves to pay a dividend, (ii) dividend payments made by Sofora shall be paid to the holder of the Bono de Goce with priority over all other shareholders of Sofora, (iii) all dividends to be paid under the Bono de Goce will be paid by Sofora with liquid and realized profits, (iv) the maximum amount of dividends to be collected under the Bono de Goce shall accrete every year on June 1 on the amount of dividends that remain unpaid by Sofora as of May 31 of the relevant year at a 2% annually, (v) Sofora has a right to redeem the Bono de Goce at any time after the later of 36 months from the date of issuance or the payment of 60% of the maximum amount of dividends under the Bono de Goce and, whatever occur at last (vi) in the event that Sofora is absorbed by another continuing company of Sofora’s activities, the preference of the Class “A” Bono de Goce will remain only in respect of those shares of the continuing company that Sofora’s shareholders receive according to the expected exchange ratio of the Reorganization, so that this preference does not affect the other shareholders of the absorbing company, meaning that, in the case of the reorganization mentioned in this Note (the “Telecom Group’s Reorganization”), the preference for the Class “A” Bono de Goce will only be verified with respect to the Class “A” Shares of Telecom Argentina that receives Fintech and will not affect the Class “B” Shares or Class “C” Shares of Telecom Argentina.

If the Reorganization of the Telecom Group is consummated, Telecom Argentina will assume all the rights and obligations of Sofora as issuer of the Class “A” Bonos de Goce. In no event shall the dividend rights under the Class “A” Bonos de Goce affect the dividend rights of holders of Telecom Argentina Class “B” or Class “C” Shares.

2) The Telecom Group’s Reorganization

On March 31, 2017, each of the Board of Directors of Sofora, Personal and Nortel and Telecom Argentina approved a preliminary reorganization agreement (the “Preliminary Reorganization Agreement”). Under the terms of the Preliminary Reorganization Agreement, Telecom Argentina will absorb to Nortel, Sofora and Personal according to the provisions of sections 82 and 83 of the LGS.

Telecom Argentina’s and Personal’s General Ordinary and Extraordinary Shareholders’ Meetings held on May 23, 2017, and Nortel’s and Sofora’s General Extraordinary Shareholders’ Meeting held on May 22, 2017 approved the Telecom Group’s Reorganization jointly with the following documents:

i.                 Special-purpose unconsolidated financial statements of their respective companies as of December 31, 2016;

ii.              Special-purpose combined financial statements of Sofora, Nortel, Telecom Argentina y Telecom Personal as of December 31, 2016;

iii.           The corresponding preliminary reorganization agreement approved on March 31, 2017.

Additionally, the mentioned Telecom Argentina’s General Ordinary and Extraordinary Shareholders’ Meeting approved:

i.                 the conversion of up to 161,039,447 Class A Ordinary Shares, par value $1 entitled to one vote per share into equal Class B Ordinary Shares, par value $1 and entitled to one vote per share to be delivered to Nortel’s Preferred Class “B” Shares holders, as explained in Section 4th of the related preliminary reorganization agreement; and

ii.              the amendment of the following sections of the Bylaws:

a.             Section 4°: to establish a dynamic conversion procedure for the shares representing capital stock from one Class to the other with equal political and equity rights; and

b.            Section 5°: to allow the total or partial amortization of integrated shares according to the provisions of Section 223 of LGS and allow de issuance of Bonos de Goce according to the provisions of Section 228 on the mentioned Law;

iii.           the removal of Section 9° of the Bylaws, which includes limitations for transferring Class “A” Shares, which will be effective since the authorization of the ENACOM of the Nortel’s dissolution related to the Reorganization of the Telecom Group and the distribution to holders of Nortel’s Class “B” Preferred Shares of a portion of Class “A” Shares of Telecom Argentina through its conversion to Class “B” Shares in accordance to the provisions of the corresponding preliminary reorganization agreement.

At least, Personal’s, Nortel’s and Sofora’s Shareholders’ Meeting approved the dissolution without liquidation of such companies in accordance with Section 94, item 7 of the LGS as a consequence of their incorporation to Telecom Argentina through the Telecom Group’s Reorganization.

NORTEL INVERSORA S.A.

The effective date of the Telecom Group’s Reorganization will be since 0:00 hours of the date in which the Chairmen of the Board of Directors of the parties of the Telecom Group subscribe an operations translation minute stating that: (i) Telecom Argentina has adapted its operational- technical systems to assume the operations and activities of Personal, Nortel and Sofora, and (ii) the translation of the activities and operations of the absorbed companies to Telecom Argentina was finalized as the following conditions to which the Telecom Group’s Reorganization was subject were accomplished:

• approval of the Telecom Group’s Reorganization under the terms and conditions established in its previous reorganization agreement in Nortel’s Special Shareholders’ Meetings (see Note 13.b);

• the signing of its definitive reorganization agreement;

• the obtaining of certain ENACOM’s regulatory authorizations;

• that Telecom Argentina has conditioned its operational- technical systems with capacity to absorb the operations of Personal, Nortel and Sofora.

In addition, the improvement of the corporate and administrative procedures of the Reorganization of the Telecom Group is subject to the following conditions, among others: (i) obtaining the administrative compliance of the CNV with respect to the Telecom Group Reorganization, (ii) registration of its definitive reorganization agreement in the IGJ and (iii) obtaining any other authorization that may be required by other regulatory bodies (among others, the SEC).

As mentioned above, the companies involved have requested ENACOM the following authorizations provided for in the previous reorganization agreement:

a) ENACOM authorization (requested on March 30, 2017) for releasing the shares that comprised the second amortization tranche of Sofora’s ordinary shares (owned by WAI representing 15% of Sofora’s capital stock) of the allocation to the main core of shares of the investment consortium for the acquisition, in the process of privatization of ENTel, of the Sociedad Licenciataria Norte (currently Telecom Argentina) pursuant to the provisions of Decree No. 62/90 issued on January 5, 1990 and the terms of such privatization and Resolution No. 111/03 issued by the SC on December 10, 2003.

b) ENACOM authorization (requested on May 17, 2017) for the dissolution of Nortel as a result of the Reorganization of the Telecom Group and the distribution to the holders of Nortel’s Class “B” Preferred Shares of a portion of Telecom Argentina’s Class “A” Shares through Its conversion to Telecom Argentina’s Class “B” Shares pursuant to the corresponding reorganization agreement.

c) ENACOM authorization (requested on May 17, 2017) for the transfer to Telecom Argentina, as a result of the Reorganization of the Telecom Group, of all licenses for the provision of ICT Services and the records of ICT Services, together with the corresponding permissions for the use of frequencies, which were granted or awarded to Personal.

On June 16, 2017, the ENACOM Authorization referred to in a) above was granted by Resolution No. RESOL-2017-5120-APN-ENACOM # MCO, allowing the amortization of the second tranche of Sofora’s ordinary shares, described in 1).

As of the date of issuance of these consolidated financial statements, the procedures mentioned in b) and c) above pending from a favorable ENACOM resolution.

As a consequence of the reorganization and with effect as of the date thereof: (i) the total equities of the Absorbed Companies will be transferred to Telecom Argentina to the book values of such items in the respective Special Individual Reorganization Financial Statements, According to this, Telecom Argentina will acquire all rights, obligations and responsibilities of any nature of Personnel, Sofora and Nortel; (ii) Telecom Argentina will be the continuing company of all Personal, Sofora and Nortel activities; (iii) Personal, Sofora and Nortel will be dissolved without liquidation and (iv) Nortel’s shares and ADS and Sofora’s and Personal’s ordinary shares will be cancelled.

As a consequence of the Reorganization, Nortel will:

(i)          distribute a portion of Nortel’s Telecom Argentina Class “A” Shares to the holders of Sofora Common Shares;

(ii)          convert Nortel’s remaining Telecom Argentina Class “A” Shares to Telecom Argentina Class “B” Shares;

(iii)          distribute all of Nortel’s Telecom Argentina Class “B” Shares (including all of Nortel’s Telecom Argentina Class “B” Shares that will be converted from Telecom Argentina Class “A” Shares) to the holders of Nortel Preferred Shares; and

(iv)          cancel all of Nortel’s preferred Class “B” shares and ordinary shares.

NORTEL INVERSORA S.A.

Telecom Argentina will not issue any new Class “B” Shares or Class “A” Shares in connection with the Reorganization. The Reorganization is subject to certain authorizations of ENACOM.

Following the Reorganization approval at the Nortel’s Special Shareholders’ Meetings (see Note 13.b), the companies involved in the Telecom Group’s Reorganization expect to enter into a definitive reorganization agreement (the “Final Reorganization Agreement”), which will be filed with the Argentine administrative authorities in accordance with applicable corporate procedures.

Since (i) it is expected that, as of the Telecom Group’s Reorganization date, Nortel and Sofora, that are holding companies with no operations or assets other than direct and indirect interests, respectively, in Telecom Argentina and (ii) Personal is a wholly-owned subsidiary of Telecom Argentina, Telecom Argentina does not expect any material changes in its statement of financial position or income statement as of the Telecom Group’s Reorganization date. The Reorganization will be accounted for under the Absorbed Companies basis of accounting, as permitted by IFRS as issued by the IASB. Under this method, assets and liabilities of the Absorbed Companies will be incorporated by Telecom Argentina at their respective book values.

NOTE 11 – MERGER BY ABSORPTION BETWEEN TELECOM ARGENTINA AND CABLEVISION S.A.

On June 30, 2017 the Board of Directors of Telecom Argentina and Cablevisión S.A. approved a preliminary merger agreement by which they agree that Telecom Argentina will absorb by merger Cablevisión, which will be dissolved without liquidation, in accordance with the provisions of Sections 82 and 83 of the LGS, and ad referendum of the corporate and regulatory approvals (the “Merger”).

The purpose of the Merger is to enable the merged company to efficiently offer, in line with the trend both at a national and international level, technological convergence products between media and telecommunications services, in a separate or independent basis, to provide voice, data, sound and image services, both fixed and wireless, in a single product or groups of products for the benefit of users and consumers of such multiple individual services. Likewise, both companies have considered that their respective operational and technical structures are highly complementary and could be optimized through a structural consolidation, achieving synergies and efficiencies in the development of convergence products that the market will demand.

The Merger Effective Date will be since 0:00 hours of the date in which the Chairmen of the Board of Directors of Telecom Argentina y Cablevisión S.A. subscribe an operations translation minute stating that: (i) Telecom Argentina has adapted its operational- technical systems to assume the operations and activities of Cablevisión S.A., and (ii) that on such Merger Effective Date the translation of the activities and operations of Cablevisión S.A. to Telecom Argentina was finalized as the following conditions to which the Merger was subject were accomplished:

i.                 the subscription of the definitive merger agreement (which was subscribed on October 31, 2017, ad referéndum of the ENACOM authorizations under Decree No. 267/15), and

ii.              the ENACOM operation authorization.

Since the Merger Effective Date, (i) the whole assets and liabilities (including registered assets, licenses, rights and obligations) belonging to Cablevisión S.A. will be incorporated to Telecom Argentina’s equity, (ii) Telecom Argentina will continue the operations of Cablevisión S.A., generating the corresponding operational, accounting and tax effects, (iii) the administration and representation of Cablevisión S.A. will be in charge of the administration and representations boards of Telecom Argentina.

According to the Merger, and to the provisions of Section 83, item c) of the LGS, the following distribution rage has been settled: one ordinary share of Cablevisión S.A. (both, Class “A” and “B” shares) for every 9,871.07005 new ordinary shares of Telecom Argentina (the “Distribution Ratio”). The determined Distribution Ratio was considered fair from a financial perspective by the independent valuation experts JPMorgan Securities LLC and Lion Tree Advisors LLC.

As a result of the merger, Telecom Argentina will increase its capital stock in the amount of $1,184,528,406 and will issue as consideration 1,184,528,406 ordinary book-entry shares of its common stock, with nominal value of $1 and entitled to one vote per share, to be delivered to Cablevisión S.A.’s shareholders instead of the shares they hold of such Company. These delivered shares will be Telecom Argentina’s Class “A” or Class “D” shares, as appropriate, according to the established Distribution Ratio, or according to the new shares resulting from the Distribution Ratio adjustments that would be later realized according to the preliminary merger agreement.

NORTEL INVERSORA S.A.

Also, on June 30, 2017, the Telecom Argentina’s and Cablevisión S.A.’s Board of Directors approved to call for an Ordinary and Extraordinary Shareholders’ Meeting of Telecom Argentina and Extraordinary Shareholders’ Meeting of Cablevisión S.A., respectively, which were held on August 31, 2017 and approved the preliminary merger agreement and, relating Cablevisión S.A., its dissolution as of the Merger Effective Date and, relating Telecom Argentina, the Bylaws amendment and the increase of its capital stock.

In relation to the mentioned merger, on July 7, 2017 Cablevisión Holding S.A., VLG Argentina LLC, Fintech Media LLC, Fintech Advisory Inc., GC Dominio S.A. (all direct and indirect shareholders of Cabelvisión S.A.) and Fintech (parent company of Telecom Argentina) approved a shareholders’ agreement that will rule the future exercise of their rights as shareholders of Telecom Argentina S.A. (the “Agreement”) once the merger is concluded. According to such Agreement, the parties had provided:

•                  the representation in the corporate bodies, stating that, subject to the compliance of certain conditions provided and as long as Cablevisión Holding S.A. satisfies certain minimum ownership requirements in the merged company, Cablevisión Holding S.A. will be able to appoint a majority of the members of the Board of Directors, Executive Committee, Audit Committee, Supervisory Committee and the CEO and the main managers who report to the CEO, except for the CFO and the Internal Audit. Also, the Chairman of the Board of Directors will be appointed by Cablevisión Holding S.A., whereas the vicepresident will be appointed by Fintech;

•                  a scheme of supermajorities and required approvals to agree upon certain decisions in the governance and in the corporate bodies of the Merged Company, such as: i) the approval of the Business Plan and the Annual Budget of the Merged Company, ii) amendments of the bylaws, iii) changes in Independent Auditors, iv) the creation of committees of the Board of Directors, v) hiring of Key Employees, as defined in the Agreement (Key Employees will be proposed by Cablevisión Holding S.A., except for the CFO and the internal auditor), vi) mergers by absorption of Telecom Argentina or any other controlled company, vii) certain assets acquisitions, viii) certain sale of assets, ix) capital increases, x) incurrence of indebtedness over certain limits, xi) capital investments in infrastructure, plant and equipment above certain amounts, not included in the Business Plan and in the Annual Budget, xii) related party transactions, xiii) contracts that may impose restrictions to the distribution of dividends, xiv) new lines of business or discontinuing existing lines of business, xv) contracting for significant amounts, not included in the Business Plan and in the Annual Budget, among others.

In addition, Cablevisión Holding S.A. accepted on July 7, 2017 an offer of call option granted by Fintech Advisory Inc. for the acquisition of a 13.51% additional equity interest in Telecom Argentina (that would represent a participation of approximately 6% of the merged company) in the amount of US$ 634,275,282. The call option can be executed during one year since July 7, 2017.

On September 6, 2017 Telecom Argentina S.A. and Cablevisión S.A. entered a presentation before the ENACOM requesting authorization for:

(i)            The transfer and incorporation of the “Licencia Unica Argentina Digital” (Digital Argentina Sole License) owned by Telecom Argentina S.A., of the records, resources, assignments, and ratings owned by Cablevisión S.A.

(ii)         The transfer in favor of Telecom Argentina S.A. of the authorizations of usage and the resources assigned for the provision of the services registered under the ownership of Cablevisión S.A. and / or the companies absorbed by the latter.

(iii)      The change of corporate control that will take place in Telecom Argentina S.A. once the aforementioned ENACOM authorization has been obtained, the Merger becomes effective and the shareholder agreement of July 7, 2017 becomes effective, as a result of which Cablevisión Holding S.A. will be the controlling company of Telecom Argentina S.A. as the surviving company of Cablevisión S.A.

The Merger will be accounted for using the acquisition method, as outlined by IFRS 3. IFRS 3 requires, in a business combination effected through an exchange of equity interests, all relevant facts and circumstances to be considered when identifying the acquirer. Based on the terms of the preliminary merger agreement, Cablevisión S.A. (the legally absorbed entity) is to be considered the accounting acquirer and Telecom Argentina S.A. (the surviving entity) is to be considered the accounting acquiree, which qualifies the transaction as a “reverse acquisition” in accordance with IFRS. The factors that were relied upon to determine that Cablevisión S.A. should be treated as the accounting acquirer in the Merger were:

NORTEL INVERSORA S.A.

(1) the relative voting rights in the surviving entity (55% for the current shareholders of Cablevisión S.A. and 45% for the current shareholders of Telecom Argentina);

(2) the composition of the board of directors in the surviving entity and other committees (Audit, Supervisory and Executive);

(3) the relative fair value assigned to Telecom Argentina S.A. and Cablevisión S.A. and

(4) the composition of the key management of the surviving entity.

Accordingly, the assets and liabilities of Cablevisión S.A. will be recognized and measured in the consolidated financial statements at their pre-Merger carrying amounts, while the identifiable assets and liabilities of Telecom Argentina S.A. will be recognized at fair value as of the Merger Effective Date. Goodwill resulting from the application of the acquisition method will be measured as the excess of the fair value of the consideration paid over the net fair value of Telecom Argentina’s identifiable assets and liabilities. The retained earnings and other equity balances recognized in the consolidated financial statements of the combined entity are those of Telecom Argentina S.A. and Cablevisión S.A. immediately before the Merger.

NOTE 12 – RECENT DEVELOPMENTS CORRESPONDING TO THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2017 FOR THE TELECOM GROUP

a)           Pre-cancelation of Personal’s bank loan

On January 28, 2015, Personal had signed a loan agreement with a foreign bank for US$ 40.8 million (equivalent to $353 as of such date). The capital was fully cancelable in 27 months (bullet) with quarterly interest payments.

On February 7, 2017, with the maturity of the interest service, Personal proceeded to fully prepay the loan, paying US$ 40.8 million of capital (equivalent to $606), US$ 1 million of interest (equivalent to $16) and US$ 0.3 million of pre-cancellation fee (equivalent to $5).

b)          NDF to hedge interest rate fluctuations

During 1Q17, Personal entered into several hedging agreements (NDF) to cover fluctuations in the LIBO rate of the loan with the International Financing Corporation (“IFC”) in an amount of US$ 400 million. These NDF allow fixing the variable rate for the full loan term, ranging from 2.087% to 2.4525% nominal per annum (a weighted average of 2.2258% nominal per annum).

Such NDF begun on March 15, 2017 hedging US$ 300 million and the remaining US$ 100 million was hedge since September 15, 2017.

During 3Q17, Personal entered into several hedging agreements (NDF) to cover fluctuations in the LIBO rate of the loan with the Inter-American Investment Corporation (“IIC”) in an amount of US$ 40 million. These NDF were entered in two tranches of U$S 20 million each, both beginning on March 15, 2018, fixing the variable rate for the full loan term in 2.1325% and 2.085% nominal per annum, respectively.

c)           Acquisition of Nortel’s interest in Personal

On March 31, 2017, the Board of Directors of Nortel approved the sale of its interest of 120,000 shares of Personal to Telecom Argentina (representing 0.008% of Personal’s capital stock) for an amount of $4, which were fully paid in April. As a result of this transaction Telecom Argentina owns 100% of Personal.

d)          Radioelectric Spectrum Fees

In October 2016 Personal modified the criteria used for the statement of some of its commercial plans (“Abono Fijo”) for purposes of paying the radioelectric spectrum fees (derecho de uso de espectro radioeléctrico or “DER”), taking into account certain changes in such plans’ composition. This meant a reduction in the amount of fees paid by Personal.

In March 2017, the ENACOM demanded Personal to rectify its statements, requiring that such plans’ statements continue to be prepared based on the previous criteria. On August 15, 2017, Personal received a note for the differences owed, and on August 31, 2017 presented the corresponding administrative note. Personal’s Management believes that it has solid legal arguments to defend its position. However, it cannot be assured that such arguments will be accepted by the ENACOM.

The difference resulting from both sets of liquidation criteria is of approximately $26 per month since October 2016, plus interests.

NORTEL INVERSORA S.A.

e)           Claims of some Personal Content Providers

In the framework of the general reorganization of the content business started out by Personal in 2016, and given the upcoming expiration of agreements with content providers, some of the latter have been notified that such agreements will not be renewed.

By virtue of that communication, four of those companies initiated and obtained in court precautionary measures against Personal, in order to avoid that the duly notified decision of not renewing the agreements be effective, and thus, forcing Personal to refrain from disconnecting or interrupting the contractual relationship on the scheduled dates.

On February 24, 2017, the ENACOM notified Personal the Resolution No. 2017-1122-APN-ENACOM # MCO (“Resolution No.1,122”), through which provided about content suppliers who frame as Audiotext VAS and Massive Calls suppliers), which established that Mobile Operators may receive, in every concept, a percentage that should not exceed 40% of the services invoiced on behalf and to the order of such suppliers. In addition, the Resolution provides a 30-day period to file through the ENACOM the interconnection agreements or the amendments to the existing ones, which ensure the amendments to the agreements already in force and in relation to the services rendered by the members of the Argentine Mobile Value Added Corporation (Cámara Argentina de Valor Agregado Móvil or “CAVAM”).

On March 22, 2017, Personal’s Management, with the assistance of its legal advisors and due to its solid arguments, filed an administrative appeal against Resolution No. 1,122 before the former Ministry of Communications (MINCOM - currently the Ministry of Modernization-). Likewise, Personal has exercised the necessary legal actions for the protection of its rights.

Also, Personal has renewed the commercial agreements with the majority of the contents suppliers, which are still in force.

On September 29, 2017, the ENACOM notified Personal of ENACOM Resolution No. 2,408/17, rejecting the reconsideration recourses filed by Movistar and Claro against Resolution No. 1,122, and the suspension of the effects of said resolution, requested by Personal, Movistar and Claro. Likewise, by means of this act, the reconsideration recourse filed by Personal against ENACOM Note No. 29/17 (in relation to the supplier MOVICLIPS) was rejected, and the recourse filed by Personal against Resolution No. 1,122 before the former MINCOM, is still pending resolution.

f)              Telecom Argentina’s and the Company’s declaration as proper taxpayer

Pursuant to Law No. 27,260, Argentine companies that have properly fulfilled their tax obligations during the two fiscal year periods prior to the 2016 fiscal year and comply with other requirements may qualify for an exemption from the personal assets tax for the 2016, 2017 and 2018 fiscal years. The request for this tax exemption should be filed before March 31, 2017.

Nortel and Telecom Argentina have already filed this request related to the payment of the tax on personal property– on behalf of Shareholders. As a consequence, Nortel recorded in 2016 the reversal of the current tax credit on personal property – on behalf of Shareholders and the corresponding liability that it had recorded as of December 31, 2016; on the other hand, Telecom Argentina reversed in 2017 the current tax credit for personal property – on behalf of Shareholders and the corresponding liability that it had at December 31, 2016, which amounted to $8 and has discontinued recording such receivables and liabilities since January 1, 2017.

Notwithstanding, it cannot be assured that in the future, the Company and Telecom Argentina can fulfill those requirements and maintain the referred exemption.

g)          Consultation documents under the “General Regulation of Public Hearings and Consultation Documents for Communication Services” provisions and “General Regulation for the Participatory Elaboration of Standards”

Telecom Argentina and Personal have timely filed through the ICT Secretary their opinions and proposals for the following consultations and documents issued during 2017:

•                 Document “Licenses for ICT Services Regulation”, issued through SECTIC Resolution No. 1-E/17 issued on January 20, 2017;

•                 Document “Consultation on ICT Network Service Quality”, issued through SECTIC Resolution No. 3-E/17 issued on March 13, 2017;

•                 Document “Interconnection and Access General Regulation Project”, issued through SECTIC Resolution No. 2-E/17, issued on March 13, 2017;

•                 Document “Public Hearing for Internet Matters”, issued through SECTIC Resolution No. 7-E/17, issued on May 12, 2017;

NORTEL INVERSORA S.A.

•                 Project “Customers of ICT Services Regulation”, issued through SECTIC Resolution No. 12-E/17, issued on July 6, 2017; and

•                 Project “Number Portability Regulation” (including fixed telephony service), issued through SECTIC Resolution No. 1-E/17, issued on September 29, 2017. Telecom Argentina presented its opinions and proposals on October 31, 2017.

h)          Interest rate applicable to the matters under Labor Courts of the City of Buenos Aires

On May 21, 2014 the National Labor Court of Appeals agreed, as a result of a divided vote, that the interest rate applicable to the matters under its jurisdiction in the City of Buenos Aires shall be the nominal annual rate for personal loans with free use of funds of the Argentine National Bank for a 49 to 60 month term (3% per month). The Court also resolved that in those cases that the Court sentences are still pending, this new rate shall be applied as from the date on which each amount is due.

As from 2002 the above mentioned Court had resolved to apply the interest rate resulting from the monthly average of the interest rate used by the National Bank of Argentina for the granting of loans (1.972% per month). Therefore, this disposition represented an increase in the interest rate, which the Company has reflected in its assessment of the provisions for pending labor claims since May 2014.

This prospective criterion was sustained until the date of issuance of the consolidated financial statements as of December 31, 2016, since Telecom Group’s Management, with the assistance of its legal counsel, considered that there were strong legal arguments to challenge the retroactive application of the new rate.

However, later, the labor courts have applied the new rate criterion retroactively as from the date that each amount is considered due. The Telecom Group has appealed these decisions but the National Labor Court of Appeals validated the criterion mentioned in recent cases and extraordinary appeals have been dismissed before the Supreme Court. For this reason, during 2017, the Telecom Group has recorded additional provisions that it considers sufficient to cover the impacts that these rulings could have.

i)              Modification of the forms to be submitted by affidavits related to the FFSU contributions

In accordance with ENACOM Resolution No. 6,981-E/16 issued on October 19, 2016, FFSU and the FFSU Investment Contribution Settlement and Interest Report new forms were approved and will be in force since January 1, 2017, being operationally implemented since March 2017. Taking into consideration the changes introduced in the Affidavits Form approved by the regulation, Telecom Argentina and Personal made a presentation to the Regulatory Authority exposing the need to introduce amendments to the forms in order to explain the deductions of the SU services that both companies are providing.

On May 4, 2017, ENACOM Resolution No. 2,884/17 was published in the Official Bulletin. This Resolution amends the Form of the FFSU contributions, adding, within the possible deductions, the “Discount Annex. SC Resolution No. 154/10 Section 1, Sub-section B) i), second paragraph”. Such Resolution allows deducting, until the Regulatory Authority expresses its opinion, any amounts that eventually may correspond to SU Initial Programs or other than those provided for in Annex III of Decree No. 764/00, in accordance with the provisions of Section 2 of Decree No. 558/08 and Section 6 of Annex III of Decree No. 764/00, replaced by Decree No. 558/08.

j)              Acquisition of the controlling interest in Tuves Paraguay

On October 6, 2016 Tuves Paraguay’s controlling shareholder (TU VES S.A. – Chile) accepted Núcleo’s proposal for executing the Tuves Paraguay’s shares purchase option, which was subject to the approval of the CONATEL.

On April 11, 2017, the CONATEL’s Board of Directors through Resolution No. 460/17authorized TU VES S.A. (Chile) to transfer Núcleo 350 shares of Tuves Paraguay, that represent 70% Tuves’ total capital stock.

Accordingly, and pursuant to the provisions of the shares’ purchase agreement, on June 30, 2017, the transaction was performed and Núcleo acquired the 70% capital stock and votes of Tuves Paraguay through the payment of approximately $0.1 (35 million of Guaraníes) and the partial capitalization of receivables that Núcleo had at such date for approximately $147 (49,396 million of Guaraníes).

Tuves Paraguay is a Paraguayan company whose main purpose is the provision of telecommunications services and also the distribution of digital audio and television signals to homes, in accordance with the license granted by CONATEL.

NORTEL INVERSORA S.A.

Accounting treatment

The acquisition of control of Tuves Paraguay was recognized in the consolidated financial statements as of June 30, 2017, in accordance with the provisions of IFRS 3 “Business Combinations”.

For this purpose, the total purchase price provided by IFRS 3 of approximately $149 (50,056 million of Guaraníes) was determined including the book value of the call option as of the date of the transaction, the assets and liabilities of Tuves Paraguay were measured at fair value, recognizing a higher value of PP&E and identifying a customer relationship and a goodwill of approximately $2 within Intangible Assets (662 million of Guaraníes), which will be annually reviewed through its impairment test.

k)           Loan with the Inter-American Investment Corporation

In April 2017, Personal and the Inter-American Investment Corporation (“IIC”), a member of the Inter-American Development Bank (“IDB”) Group, signed a loan agreement (“IIC Loan”) for an amount of US$ 100 million maturing in September 2022, payable in 8 equal half-yearly installments since the 24th month, with a 6 month LIBO rate + 400bp. The funds of this loan will be allocated to deploy the 4G network and for financing working capital and other financial needs. The loan terms include standard commitments and covenants for this type of financial transactions.

The funds were effectively disbursed by IIC on September 18, 2017 (approximately $1,723).

l)              Cancellation of Personal’s Series I Notes

On June 12, 2017, Personal canceled, on its maturing date, all Series I Notes for an amount of $571.5, within the Notes Issuance Global Program (up to US$ 1 billion or its equivalent in other currencies), authorized by the CNV through Resolution No. 16,670.

m)      Resolution ENACOM No. 3,687-E/17– On-demand spectrum allocation

ENACOM Resolution No. 3,687-E/17, published in the Official Bulletin on May 12, 2017, provided the call for the on-demand frequency allocation of the 2,500 to 2,690 MHz radio spectrum, stating the procedure, obligations and compensations to be fulfilled by the Mobile Communications Service providers who qualify to participate, in accordance with the provisions of Section 4 of Decree No. 1,340/17.

The Resolution provided to group the frequency channels to be allocated in three (3) Lots: two (2) Lots of 30 MHz, containing three (3) frequency channels in the FDD mode each, and one (1) Lot of 40 MHz, containing two (2) frequency channels in FDD mode (20 MHz) and four (4) frequency channels in TDD mode (40 MHz) with a TDD channels trade option for a Lot of 10 MHz in FDD for two years extent if certain conditions are met, according to the channeling provided in ENACOM Resolution No. 1,034-E/17 and its amendment (ENACOM Resolution N° 1,956-E/17). According to the characteristics of the 2,500 to 2,690 MHz band, the authorization of use of the frequency channels that compose each Lot must be issued by each locality.

On May 24, 2017, Personal filed to ENACOM the Envelope with its On-demand Allocation Request, according to the provisions of Resolution No. 3,687-E/17.

On June 2, 2017, ENACOM announced four bidders in the opening auction session: (Telefónica Móviles Argentina S.A. (“TMA”), AMX Argentina S.A. (“AMX”), Personal and Telecentro S.A. (“Telecentro”). Attending to the observations made by the bidders, it was decided to adjourn the session so that, within 10 days, the ENACOM could treat the mentioned observations, setting June 16, 2017 as the new date for the auction session reopening.

ENACOM Resolution No. 4,767 E/17 issued on June 12, 2017, provided that Telecentro did not meet the requirements to be considered a qualified bidder, in accordance with the provisions of Section 2 of ENACOM Resolution No. 3,687 E/17, as it is not a current provider of mobile communications services, according to the provisions of Section 3 of Decree No. 798/16. As a result, its request for on-demand spectrum allocation was rejected.

On June 16, 2017 the auction session reopening was performed, with the participation of TMA, AMX and Personal, resulting TMA applying for Lot A, AMX applying for Lot B, and Personal applying for Lot C, thus resolving the observations made by the bidders at the opening auction session held on June 2, 2017.

NORTEL INVERSORA S.A.

On July 5, 2017, ENACOM notified Personal of its Resolution No. 5,478-E/17 through which the frequencies included in Lot A were assigned to TMA, the frequencies included in Lot B were assigned to AMX and the frequencies included in Lot C were assigned to Personal (all of them stated in Annex I of ENACOM Resolution No. 3,687 E/17), in the locations detailed in the respective Annexes (attached to Resolution No. 5,478-E/17) as requested by each provider. The Resolution provides that the enforcement of its provisions will be operative, within the Departments of San Rafael, General Alvear and Malargüe, of the Province of Mendoza, once the judicial decision ordered by the Federal Court of San Rafael in the legal process entitled “CABLE TELEVISORA COLOR S.A. c/ PEN AND OTHER S/ AMPARO Ley 19,986-File No. 5,472/17” had been revoked.

The spectrum allocation will last 15 years since CABA plus other thirteen areas are free of interference over a total of 18 provincial capitals plus Rosario, Mar del Plata and Bahia Blanca and will demand payment of up to approximately U$S 55.9 million (subject to certain compensation clauses for early or late releases) to be paid by localities released from interference on every January of the following year of the year of the effective release. The conditions for the spectrum allocation include certain obligations regarding the service launch by localities, penalty clauses for non-compliance with the deadlines established by localities (which would involve the frequency return plus a fine equivalent to 15% of the spectrum value of the locality involved) and certain guarantees required, among them, the deployment.

n)          SU Programs

•             Technological Area Installation Project into state-managed schools: through ENACOM Resolution No. 3,701 E/17, published in the Official Bulletin on May 15, 2017 the technological area installation project (internal network, servers, routers and cables) into 18,320 stated-managed schools was approved, that will enable Broadband Internet service. This service provision has administrative and educational goals, according to each school’s need, and was launched within the Digital Education Network Program approved by ENACOM Resolution No. 1,035/17 issued on February 17, 2017. The project performance will be in charge of EDUC.AR S.E. and $2,300 of the FFSU will be allocated to its performance. This Resolution also extends for two years (since its implementation) the bonus of Broadband Internet Service stated in SC Resolution No. 147/10 according to the provisions of Resolution No. 2,530/16 or until the National Ministry of Education and Sports or EDUC.AR S.E. assume this service cost.

•             ICTs Access National Program for old people: this program, approved by ENACOM Resolution No. 3,248/17, published in the Official Bulletin on May 5, 2017, aims to enable old people to access to equipment that contribute to their integration and social development through the use of ICT services. The program implementation costs will be solved with SU funds. The beneficiaries of the Program will be old people who receive the minimum retirement salary. The Program will be implemented in successive stages through the implementation of specific projects that will delimit the localities, the number of beneficiaries reached in each one and the technical scope of each project. On September 29, 2017, through ENACOM Resolution No. 2,040-E / 2017, the Bases and Conditions on the participation and access to the benefits provided for said Program were approved.

o)          ENACOM Resolution No. 4,656-E/2017 – Model Agreement for the authorization for infrastructure sharing

The Board of Directors of ENACOM issued Resolution No. 4,656-E/2017, published in the Official Bulletin on June 12, 2017, approving the model agreement for the “Authorization for the Sharing of Active and / or Passive Infrastructure , Automatic Roaming and Goals of Service” to be celebrated with each of the current providers of the Advanced Mobile Communications Service (“SCMA”) who were awarded with the frequency bands for the provision of the Personal Communications service (“PCS”), the Cellular Mobile Radiocommunication Services (“SRMC”) and the SCMA approved by SC Resolution No. 38/2014, delegating to the President of ENACOM the powers to subscribe the agreement within 15 working days .

On August 8, 2017, the ENACOM notified Personal through ENACOM Note No. 206/2017, the concession of a 15-day period to coordinate the signing of the Authorization Agreement for the Sharing of Active and / or Passive Infrastructure, Automatic Roaming and Goals of Service. Personal presented the required documentation.

On November 2, 2017, the ENACOM issued Resolution No. 3,420-E/2017, through which it was decided to extend the delegation made in Resolution No. 4,656-E/2017 for a 180 day-period.

As of the date of issuance of these consolidated financial statements, the agreement is still pending of subscription.

NORTEL INVERSORA S.A.

p)          Ministries Law Amendment – MINICOM removal and approval of the structure of the Ministry of Modernization

On July 17, 2017, Decree No. 513 was published. This Decree amended the Law of Ministries by removing the Ministry of Communications, created by Decree No. 13/15. The Decree delegates on the Ministry of Modernization the competence to assist the PEN and the Chief of Ministers in everything inherent to public employment, management innovation, procurement regime, information technologies, telecommunications, audiovisual media services and postal services.

In particular, the Ministry has among its duties:

•	The development and implementation of the telecommunications policy.
•	The elaboration of the tariff structures in its competence area.
•	The elaboration of policies, laws and treaties in its competence area and supervise the service providers’ control bodies in its competence area.
•

The elaboration of licenses regulation, authorizations or registries of services in its competence area or of other authorization certificates to federal regimes in the matter granted by the National Government or the provinces.

•	Establish tariff, fees and rates regimes for activities related to its competence area.
•	The elaboration, execution, control and regulation of the postal service regime.
•	The research and technological development in the different areas of its competence competition.
•

The promotion of universal access to new technologies as information and knowledge tools, as well as understand the coordination with Provinces, companies and bodies, to optimize the use of existing networks.

•	Manage the National Government equity interests in Empresa Argentina de Soluciones Satelitales S.A. (ARSAT) and Correo Oficial de la Republica Argentina S.A.

On August 11, 2017 Decree No. 632/17 approved the structure of the Ministry of Modernization; the ENACOM is within the scope of this new ministry.

q)          Salary agreements

In July 2017, the Telecom Group has signed an agreement with the Unions for the period July 2017 - June 2018. As a result the mentioned, the unionized employees will receive in different installments/fixed payments, amounts that will represent 25% of its salaries.

r)             Merger of Cubecorp Argentina S.A. (“Cubecorp”)

In July 2008, Telecom Argentina acquired 100% of the shares of Cubecorp. With this acquisition, Telecom Argentina strengthens its Data Center services, as the Data Center acquired is equipped with world class infrastructure, which permits to offer clients with high reliability, availability and scalability customized to their needs.

In March 2009, the Board of Directors of Cubecorp and Telecom Argentina approved the Merger Agreement, by which both companies would merge (subject to the approval of the CNV and to the approval of the Shareholders’ Meetings of Cubecorp and Telecom Argentina), being Telecom Argentina the continuing company and Cubecorp the dissolved without liquidation company. The CNV determined no legal or accounting observations for the merger and ordered the publication of the Merger Agreement in the Buenos Aires Stock Exchange’s (“the BCBA”) Daily Bulletin and in the CNV’s website (www.cnv.gov.ar, section “Autopista de Información Financiera”).

The Extraordinary Shareholders’ Meeting of Cubecorp held on March 19, 2009, and the Annual General Ordinary and Extraordinary Shareholders’ Meeting of Telecom Argentina held on April 28, 2010 approved the merger, the corresponding financial statements and, in the case of the Meeting of Cubecorp, the dissolution without liquidation of Cubecorp as provided by Law No. 19,550 section 94 art. 7. Additionally, the Final Merger Agreement with Cubecorp was authorized, effective January 1st, 2009. The period specified in the Law No. 19,550 section 83 was completed and the Final Merger Agreement was granted on June 2, 2010.

On June 7, 2010, the process of registration of the merger with the CNV began, whose Board of Directors, on June 24, 2010, decided to hold the proceeding until the CNDC authorizes the acquisition of shares of Cubecorp by Telecom Argentina.

On September 5, 2017, Telecom Argentina was notified of the Secretary of Commerce Resolution No. 2,017-656-APN-SECC # MP that authorized the operation of economic concentration consisting of the purchase of 100% of Cubecorp’s shares.

NORTEL INVERSORA S.A.

On September 6, 2017, Telecom Argentina requested the CNV to provide administrative compliance to the Merger of Telecom Argentina with Cubecorp in accordance with the provisions of Chapter X Title II of the CNV Rules (NT 2013) and send the proceedings to the IGJ for registration.

On October 12, 2017, the Board of Directors of the CNV ordered the merger by absorption of Telecom Argentina, as an acquiring company, and Cubecorp, as an absorbed company, and sent the proceedings to the IGJ for registration.

s)           Regulation of Virtual Mobile Operators (“VMO”)

Within the framework of the VMO Regulation, an operator has requested the services of Personal, stating its interest in providing services as VMO. However, in the absence of agreement in the negotiation to sign a VMO agreement, the operator requested the intervention of the ENACOM for the purpose that the regulatory authority sets the terms of an eventual link. In the framework of these proceedings, two conciliatory hearings were held, in which no understanding was reached. As of the date of issuance of these consolidated financial statements, the ENACOM has not issued a resolution in this regard.

Personal and other mobile network operators have made reservations of rights with respect to the operator’s request and the scope of the ENACOM’s powers over the controversial issues.

NOTE 13 – SUBSEQUENT EVENTS TO SEPTEMBER 30, 2017

a)       Resolutions of the Unanimous General Ordinary Shareholders’ Meeting of Personal

The Unanimous General Ordinary Shareholders’ Meeting of Personal held on November 6, 2017, resolved to reverse the “Voluntary reserve for future dividends payments” in the amount of $1,500 and distribute such amount in cash dividends, which will be available to the shareholders on November 14, 2017.

b)      Resolutions of the Common and Class B Preferred Shares Shareholders’ Meeting held on November 10, 2017

With respect to the Telecom Group’s Reorganization mentioned in Note 10.2, on November 10, 2017, the Common and Class B Preferred Shares Shareholders’ Meetings B of Nortel were held which considered and approved the following:

•                  Common Shares Special Shareholders’ Meeting

This Meeting approved the dilution of the voting rights of the common shares of Nortel caused by the Exchange ratio offered to the common shares of Nortel in the merger of Nortel with and into Telecom Argentina as surviving Company within the context of the Telecom Group’s Reorganization (Note 10.2).

•                  Class B Preferred Shares Special Shareholders’ Meeting

This Meeting approved the following:

•	the merger of Nortel with and into Telecom Argentina, as the surviving company, within the context of the Telecom Group’s Reorganization;
•	dissolution of Nortel as a result of the Merger;
•

exchange ratio of the Class B Preferred Shares of Nortel in exchange for Class B Common Shares of Telecom Argentina with voting rights, established in the Preliminary Reorganization Agreement dated March 31, 2017 (Note 10.2);

•	waiver and removal of the provisions of Condition No. 9 (under the heading “Commitments”) of the Conditions for the Issuance of the Class B Preferred Shares; and
•

legal and accounting documents related to the Merger, including the Preliminary Reorganization Agreement, the special and consolidated financial statements of the merger, the Supervisory Committee’s report, the amendment of the bylaws of Telecom Argentina and the subscription of the Final Reorganization Agreement.

c)       Summon to a General Ordinary Shareholders’ Meeting of Telecom Argentina

Telecom Argentina summoned a General Ordinary Shareholders’ Meeting to be held on November 30, 2017 to consider the delegation of powers in the Board of Directors to order the total or partial reversal of the “Reserve for future cash dividends payments” and the distribution of the amount in cash dividends, in amounts and dates to be determined by the Board of Directors.

Baruki González
Chairman of the Board of Directors

“Free translation from the original in Spanish for publication in Argentina”

LIMITED REVIEW REPORT ON CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of

Nortel Inversora S.A.

Legal address: Alicia Moreau de Justo 50 – Floor 13

City of Buenos Aires

Tax Code No.: 30-64389741-1

Introduction

We have reviewed the accompanying condensed interim consolidated financial statements of Nortel Inversora S.A. and its subsidiaries (the “Company”), which comprise the consolidated statement of financial position as of September 30, 2017, the consolidated statements of income and of comprehensive income for the three and nine-month periods ended September 30, 2017, the consolidated statements of changes in equity and of cash flows for the nine-month period ended September 30, 2017 and selected explanatory notes.

The balances and other information for the fiscal year 2016 and interim periods are an integral part of the above-mentioned financial statements and therefore they should be considered in relation with those financial statements.

Management Responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of the financial statements in accordance with International Financial Reporting Standards, as approved by the International Accounting Standards Board (IASB), which have been adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and incorporated by the National Securities Commission (CNV) to its regulations and is therefore responsible for the preparation and presentation of the condensed interim consolidated financial statements mentioned in the first paragraph, in accordance with International Accounting Standard No. 34 “Interim Financial Information” (IAS 34).

Scope of our review

Our review was limited to the application of the procedures established under International Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” (ISRE 2410), approved by the International Auditing and Assurance Standards Board (IAASB) and adopted as a review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE. A review of interim financial information consists of inquiries of Company personnel responsible for preparing the information included in the condensed interim consolidated financial statements and of analytical and other review procedures. This review is substantially less in scope than an audit performed in accordance with International Auditing Standards; consequently, a review does not enable us to obtain assurance that we would became aware of all significant matters that could be identified in an audit. Therefore, we do not express an opinion on the consolidated financial position, the consolidated comprehensive income and the consolidated cash flow of the Company.

Conclusion

On the basis of our review, nothing has come to our attention that causes us to believe that the condensed interim consolidated financial statements mentioned in the first paragraph of this report are not prepared, in all material respects, in accordance with International Accounting Standard No. 34.

“Free translation from the original in Spanish for publication in Argentina”

Report on compliance with current regulations

In compliance with provisions currently in force, we inform, as regards Nortel Inversora S.A., that:

a)        The condensed interim consolidated financial statements of Nortel Inversora S.A. are transcribed into the “Inventory and Balance Sheet” book and are in compliance, as regards matters within our field of competence, with the provisions of the Commercial Companies Law and pertinent resolutions of the National Securities Commission;

b)        The separate condensed interim financial statements are derived from accounting records kept in their formal respects in conformity with legal provisions;

c)         We have read the Operating and financial review and prospects, on which, as regards those matters that are within our competence, we have no observations to make;

d)        As of September 30, 2017, the debt of Nortel Inversora S.A. accrued in favor of the Argentine Integrated Social Security System, as shown by the Company’s accounting records, amounted to $100,531.11 and was not due at that date.

City of Buenos Aires, November 10, 2017

PRICE WATERHOUSE & CO. S.R.L.

/s/ Dr. Marcelo D. Pfaff (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17
Dr. Marcelo D. Pfaff
Public Accountant (UBA)
C.P.C.E.C.A.B.A. T° 156 F° 84

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: November 30, 2017	By:	/s/Maria Veronica Tuccio
	Name:	Maria Veronica Tuccio
	Title:	Officer in Charge of Market Relations